
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C
UNDER THE SECURITIES ACT OF 1933


[X]   Form C: Offering Statement
[ ]   Form C-U: Progress Update
[ ]   Form C/A: Amendment to Offering Statement
      [ ]   Check box if Amendment is material and investors must reconfirm within five business days.
[ ]   Form C-AR: Annual Report
[ ]   Form C-AR/A: Amendment to Annual Report
[ ]   Form C-TR: Termination of Reporting

Name of Issuer:

Flyover Film Studios, LLC

Legal Status of Issuer:

Form:

Limited Liability Company

Jurisdiction of Incorporation/Organization:

Illinois

Date of Organization:

August 23, 2023

Physical Address of Issuer:

700 Galaxy Dr., Rantoul, IL 61866

Website of Issuer:

www.flyoverfilmstudios.com

Is there a co-issuer?   [ ] Yes   [X] No

Name of intermediary through which the offering will be conducted:

RIALTO MARKETS LLC

CIK number of intermediary:

0001670539

SEC file number of intermediary:

008-69756

CRD number, if applicable, of intermediary:

283477

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

The Intermediary received a set-up fee for their services, rather than a commission based upon the final received offering amount. This fee does not fluctuate based on the time or effort it takes to complete.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will not receive compensation in the form of securities.

Type of Security Offered:

Class B Preferred Interests

Target number of securities to be offered:

1 Class B Preferred Interest

Price (or method for determining price):

$250.00 per Class B Preferred Interest

Target offering amount:

$250

Minimum Investment Amount:

$250 (1 Class B Preferred Interest)

Oversubscriptions accepted: [X] Yes [ ] No

If yes, disclose how oversubscriptions will be allocated:
[ ] Pro-rata basis [ ] First-come, first-served basis [X] Other – provide a description:

At the discretion of the Issuer or Intermediary.

Maximum offering amount (if different from target offering amount):

$3,500,000

Maximum number of securities to be offered:

14,000 Class B Preferred Interests

Deadline to reach the offering amount:

July 18, 2025

Disbursement from Escrow: Once per Month or on a schedule as agreed upon between the Broker Dealer Intermediary and Issuer

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Re-Confirmation of Subscription Process:

After the Target Offering amount is met and the Offering has been active for 21 days, the Company may choose to close the Offering to access the funds held in escrow (the "Escrow Close") from subscribed Investors. Each time the Company may access invested funds held in the Escrow Account, all new Investors who have subscribed since the prior Escrow Close will be notified by the Intermediary that subscribed Investors will have until 48 hours prior to the next scheduled Escrow Close to cancel or reconfirm their investment. Investors will only be asked once to reconfirm or cancel their investment subscription.

Current number of employees: 0
Current number of executives: 3

	Most recent fiscal year-end (2023)	Prior fiscal year-end (2022)
Total Assets	$150,816	$0
Cash & Cash Equivalents	$6,850	$0
Accounts Receivable	$0	$0
Short-term Debt	$2,105	$0
Long-term Debt	$145,436	$0
Revenues/Sales	$19,150	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	($65,825)	$0

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Flyover Film Studios, LLC

By

Jennifer Shelby, president
(Signature)

Jennifer Shelby, President

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Jennifer Shelby, president
(Signature)

Jennifer Shelby, President

_5/2/24_
(Date)

TABLE OF CONTENTS

July 19, 2024

Flyover Film Studios, LLC

FORM C
Up to $3,500,000 of Class B Preferred Interests
$250.00 per Unit



Flyover Film Studios, LLC ("Flyover," the "Company," "we," "us," or "our"), is offering a minimum amount of $250 (the "Target Offering Amount") and up to a maximum amount of $3,500,000 (the "Maximum Offering Amount") of Class B Preferred Interests (the "Securities") on a best efforts basis as described in this Form C (this "Offering"). We must raise an amount equal to or greater than the Target Offering Amount by July 19, 2025 (the "Offering Deadline"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "Investors" or "you". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "The Offering and the Securities". In order to purchase the Securities, you must complete the purchase process through our intermediary, Rialto Markets LLC (the "Intermediary"). All committed funds will be held in escrow with Wilmington Trust (the "Escrow Agent") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments will be represented by an issuance of Class B Preferred Interests, as further described below. Securities sold in this Offering will be deposited into an escrow account maintained by Escrow Agent and will reflect each Investors' beneficial interest in the Class B Preferred Interests. Investment subscriptions may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment subscription and may cancel or rescind our offer to sell the Securities at any time for any reason.

LEGEND

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC" or the "Commission") does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

THE COMPANY

1. Name of issuer: **Flyover Film Studios, LLC**

ELIGIBILITY

2. **Flyover Film Studios, LLC** certifies that all of the following statements are true:

•   Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

•   Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

•   Not an investment company registered or required to be registered under the Investment Company Act of 1940.

•   Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.

•   Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

•   Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

•   The issuer has not made use of any written communication or broadcast script for testing the waters either (i) under the authorization of Rule 241 within 30 days of the initial filing of the offering statement, or (ii) under the authorization of Rule 206.

3.   Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? [X] No

BAD ACTOR DISCLOSURE

The Company is not subject to bad actor disqualifications under any relevant U.S. securities laws.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year covered by the report.

Once posted, the annual report can be found on the following site: investinflyoverstudios.com.

The issuer must continue to comply with the ongoing reporting requirements until:
(1)   the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2)   The Company has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;
(3)   The Company has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
(4)   the Company or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5)   the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors have previously failed to comply with the ongoing reporting requirement of Rule 202 of Regulation Crowdfunding.

OFFICERS OF THE COMPANY

The officers of the Company are listed below along with all positions and offices held and their principal occupation and employment responsibilities for the past three (3) years:

Name	Positions and Offices Held	Principal Occupation and Employment Responsibility for the Past Three (3) Years	Dates of Service
Jennifer Shelby	President, Flyover Film Studios, LLC	Setting up the Company, insurance, legal, securities offerings, accounting system, and organizational structure	August 2023 - present
	President/Dealer Principal, Ford dealership of Hoopeston	Ran the dealership	January 2015-September 2021
	Managing Member/ Partner, Shatterglass Films	Involved in all aspects of working through development of IPs, through scripting, budgeting, scheduling and producing on feature length films, short films, documentaries and tv	September 2015 - present
Sarah Sharp	Co-Vice President/ Managing Board Member, Flyover Film Studios, LLC	Secure revenue options for motion picture studio and operation manager	August 2023 - present
	President/CFO, The Line Film Company LLC	Runs multi-faceted production company including financing, sales and rental options	July 2, 2017 - present
	President/CFO, Skib Productions LLC	Runs production services company for productions around the globe	March 20, 2021 - present
	Art Director, PXP the Pub (Leo Burnett)	Liaison between client and brand for quality productions	November 9, 2023 - present
	Land Agent, Contract Land Staff	Negotiating with property owners for the purposes of remediation of dangerous objects	June 2, 2022 - present

Name	Positions and Offices Held	Principal Occupation and Employment Responsibility for the Past Three (3) Years	Dates of Service
Brett Hays	Co-Vice President/ Managing Board Member, Flyover Film Studios, LLC	Involved in all planning, start up and operation of Flyover Film Studios.	August 2023 - present
	Managing Member/ Partner, Shatterglass Films	Involved in all aspects of working through development of IPs, through scripting, budgeting, scheduling and producing on feature length films, short films, documentaries and tv	September 2015 - present

FOUNDER BIOGRAPHIES



Jennifer Shelby, President

Jennifer Shelby comes to film making from the automotive industry. Beginning in 1993 she worked for a franchise dealership as a salesperson, moved into the position of Finance Director in 1998 and eventually bought the Chrysler Dodge Jeep Ram store where she worked in 2008. In 2013 she accepted an offer to sell that dealership and turned around and bought another Chrysler Dodge Jeep Ram store, as well as a Ford Dealership in a small town in East Central Illinois.

In 2013 after hearing a presentation about independent film production, she went to Brett Hays and Luke Boyce at Shatterglass Studios and from that meeting Shatterglass Films, LLC was born. Shelby worked behind the scenes with investors, locations, resources, etc.

After selling her last store in 2021 she has been able to turn all her attention to the film industry and has served as a location scout, producer, executive producer and more recently switched to line producing where she gets to put her business financial experience to work.

She is serving as president and CFO of Flyover Film Studios in her role as a managing member of the newly formed LLC. She is uniquely positioned to do this due to her over 28 years spent owning and operating her automotive companies. She is also a lifelong resident of Champaign Illinois and has invaluable connections to many of the resources needed for film, tv and commercial shooting.

In addition to a past filled with owning and operating auto dealership she also served on the Hoopeston Chamber of Commerce, Hoopeston Economic Development Committee, serves on the board of directors of the Champaign-Urbana Rotary Club, is the treasurer for Courtsiders Booster Group for the University of Illinois Women's' Basketball program and she has served 12 years as a trustee for Blackburn College in Carlinville, IL where she chairs the Enrollment and Retention Committee and co-chairs the current Capital Campaign for the Athletic Department.



Sarah Sharp, Co-Vice President and Managing Partner

Sarah found her passion for the entertainment industry after discovering that filmmaking is the ultimate team sport. Sarah met the love of her life on set in 2012, and in 2017 married her best friend and business partner Robert Stern. They established The Line Film Company, which has produced successful films, including critically acclaimed works such as "The Stylist" and 2023 Saturn award nominee "Brooklyn '45" which made the Variety, USA today, and Rotten Tomatoes 2023 "Best Of" Lists. After producing 12 features films since 2019 Sarah has been a member of the Producers Guild of America (PGA) since 2020. She has been blessed to experience unique opportunities in her film career to escalate growth - opportunities that she intends to give others. She is very diligent about creating vision and ensuring others put themselves in the right place at the right time to create opportunities, and she intends for Flyover Film Studios to be a part of the opportunity creation.



Brett Hays, Co-Vice President and Managing Partner

Brett Hays is an accomplished film and television producer who is an active member of the Directors Guild of America as a Unit Production Manager.

Brett's dedication to creating high-quality films that both entertain and inspire is evident in his impressive body of work. He has collaborated with some of the biggest studios in Hollywood and has ongoing relationships working for Disney+, 20th Television, Hulu, Disney Channel, Freeform, CBS/Viacom and Netflix. Recently, he served as the Unit Production Manager of a TV Show for CBS/Viacom where he not only managed the production but also helped the studio lease space and build two new sound stages in Chicago for the production.

Brett founded Shatterglass Studios in 2006 with Luke Boyce and the company's exceptional work was recognized in 2012 when they received the Small Business of the Year award from the Champaign County Chamber of Commerce. A year later, Shatterglass was awarded a regional Emmy from the National Academy of Television Arts & Sciences for their documentary about the 2013 Roger Ebert Film Festival.

Brett was also the co-founder and member of the board of directors for the CU Film Society, a 501c3 that was known for their Pens to Lens K-12 screenwriting competition & film festival that had produced over 100 short films written by K-12 students and produced by local filmmakers, which ran for seven consecutive years. The program provided K-12 students an opportunity to participate in the local filmmaking community by writing original screenplays for short films that were produced by local filmmakers. Over the seven-year period, more than a thousand scripts were submitted, and over one hundred short films were produced. The final films premiered theatrically each year at a red-carpet gala.



Luke Boyce, Creative Director

Luke Boyce is an acclaimed director, writer and producer, known for founding Shatterglass Films, a production house in Illinois that has helped produce or facilitate over 40 features, shorts, documentaries and series. Luke's short film, THE POOKA, starring Chris Sullivan, garnered critical acclaim, winning awards at Palm Springs International Shortest and Sherman Oaks Film Festival. In 2022, his feature directorial debut, REVEALER, premiered as a Shudder Original Film and AMC+ exclusive, accompanied by a successful tie-in comic release.



Dustin Hoke, Facility Manager

Growing up with a family construction business, Dustin Hoke has been honing his skillset for multiple decades. With a background in agricultural, residential, and commercial construction, Dustin has played a part in building up numerous farms. homes, and businesses all over central Illinois and beyond. He expanded on his real word experience by receiving an AAS degree in Construction Design and Management from Parkland College. Dustin has also shared his abilities by volunteering with humanitarian organizations, such as Habitat for Humanity, locally, nationally, and internationally. His time in the film industry utilizes his lengthy construction experience, from his hands-on knowledge in the field, to project estimating and management skills.



Robert Patrick Stern, Head of Sales and Project Manager

Robert Patrick Stern is a seasoned cinematographer, independent producer, and avid cinephile with a lifelong passion for visual storytelling. Rooted in a family of photographers, he embarked on his filmmaking journey as a teenager, honing his craft through shooting short narrative films on Hi8. After graduating with a BA in Communications-Media concentration, he was hired to run a specific dealer location for John Deere where he could build out his sales and management background.

Since transitioning to the film industry full-time in 2009, Robert has spent over 15 years capturing commercials, documentaries, and feature films for platforms like HBO, BET, and Amazon. In 2013, he co-founded The Line Film Company, producing over a dozen acclaimed feature films. Currently, he is a partner in the development of Flyover Film Studios in Rantoul, Illinois, which merges his diverse skill set to build a hub for visual storytelling.

ANTICIPATED BUSINESS PLANS

"FILMMAKING IS THE ULTIMATE TEAM SPORT"
- MICHAEL KEATON

"WE HAVE A STRATEGIC PLAN...ITS CALLED DOING THINGS."
-HERB KELLEHER

OUR VISION

Illinois has been a prominent location for film and television productions for several years but full use is not ongoing or available and in depth knowledge of industry professionals has not developed.

FLYOVER FILM STUDIOS aims to revolutionize the filmmaking and entertainment industry in the Midwest. The company is establishing state-of-the-art sound stages and production facilities at the decommissioned Chanute Air Force Base in Rantoul, Illinois. By creating a hub for film, television, commercial and even live production, FLYOVER FILM STUDIOS seeks to provide unparalleled resources, support, and opportunities for filming in the heart of the Midwest.

INDUSTRY TRENDS

The production of film and television has seen unprecedented growth in recent years. Despite global economic headwinds, the sector remains robust. Many states, including Illinois, expanded their production incentives in 2022. Global content expenditure is estimated to have reached US $238 billion in 2022, rebounding strongly after the COVID-19 pandemic. Despite ongoing challenges such as inflation in production costs, film and television production remains robust, particularly in competitive markets, like Illinois, which offer a strong mix of incentives, production expertise, and facilities.

HOW DOES THE INDUSTRY WORK?

The market for mid-sized budgeted feature films and television shows is significant, with numerous productions being created each year. Mid-sized budget is $1-$10 million per film or episode.

Mid-sized budgeted feature films and television shows often require affordable sound stages and reliable filming locations that meet their specific budgetary constraints.

Films, streaming platforms, cable networks, niche television channels, and corporate leaders contribute to the demand for production facilities and reliable filming locations.

Productions in this market segment typically require access to comprehensive production resources, including technical equipment, experienced crew, and post-production facilities.

The market size and growth potential can vary based on factors such as regional demand, industry trends, and economic conditions.
Flexibility, cost-effectiveness, and a range of pre-built sets or versatile sound stages are key considerations for these productions.

WHO IS FLYOVER NOW?

We are 6 producers and business owners coming together to fill a need.

WHY FLYOVER?

SPACE & SQ FOOTAGE PRICING

It is not often you find 275,000 sq feet under one roof. At FLYOVER, you will have the flexibility of the space: the ability to drive trucks of all sizes directly inside, ample outside parking, and ease of permitting throughout Rantoul and the greater Champaign County area. Pair that with the more than competitive pricing we can offer for not only stage rental, but also standing sets, flex, and mill/ construction spaces, as well as other simple yet impactful benefits, such as free parking, you've got an attractive combination that will be hard to beat.

Due to the vast size and versatility of the space, FLYOVER can stay price-competitive. We aim to maintain rental rates that are substantially lower than the costs incurred in major metro areas. By taking advantage of these inexpensive rates for daily, weekly and monthly stage options, productions with any sized budget will be able to stretch their finances further and end with a better story on screen.

FLYOVER'S selection of standing sets is one of its kind in the Midwest, and truly a primary calling card to our location. Filmmakers and clients will save time and resources by utilizing pre-built sets to shoot on instead of in traditionally hard to find and often difficult-to-film-in locations, all while meeting their production timeline demands and maintaining the quality and value they desire. In addition to these great assets for filmmakers, on-site parking, easy local travel and lodging, and ample electrical power availability - FLYOVER is a great spot for live events, exhibits, conferences, remote trainings, corporate summits, and several other opportunities outside of the film media industry.

Between parking, ease of local travel and lodging, and power availability, FLYOVER is a great spot for live events, exhibits, conferences, remote trainings, corporate summits, and several other income opportunities outside of the media industry. There are several acres available for parking, of which all is free of charge. There is lodging available via chain hotels within a mile of the site, and we are within 15 miles of Champaign - Urbana, IL, a major source of hotels, restaurants and home to the University of Illinois.

PLAN OF OPERATIONS

FLYOVER SOUNDSTAGES

The company's primary objective is to construct five (5) cutting-edge sound stages, spanning between 5,000 and 40,000 square feet, accompanied by over 100,000 square feet of dedicated support spaces for flex/insert stages, construction, art, props, wardrobe, and grip/electric departments, as well as post production facilities. These sound stages and support spaces will be among the largest facilities in the Midwest, offering filmmakers the necessary infrastructure to bring their creative visions to life. Our time frame for the first 2 stages will be completion on or about the end of 2027. We expect full build out of all the spaces to involve roughly 3-5 years.

These sound stages will be the largest facilities in the Midwest, outside of Chicago, offering filmmakers the necessary infrastructure to bring their creative visions to life.

Phase 1 - "HIGH BAY PLANS"

INITIAL STAGE CONSTRUCTION SPECIFICATIONS:
- Development of a 40,000 sq. ft. sound stage based on existing conditions, including:
  - 40' high ceilings
  - Sound proofed walls and ceiling
  - Electrical 400AMP 3Phase
  - Access 6 Dock Doors, 2 Ext Garage Doors, 2 Interior Garage Doors, 4 Man Doors.

SUPPORT SPACES: FLYOVER will provide dedicated areas for construction, art, props, wardrobe, and grip/electric departments, ensuring a seamless workflow for productions. We also offer a wide range of rentable in-house set dressing, props, and wardrobe options. This eliminates the need for productions to invest in building or purchasing these assets, saving time and resources.

STANDING SETS: In addition to the sound stages, FLYOVER will establish a range of pre-built "standing" sets that will remain available for lease year-round on an hourly basis. These carefully designed sets will cater to various genres and production requirements, providing convenience and flexibility to filmmakers who need those hard-to-find sets.

By offering ready-to-shoot sets, FLYOVER also aims to streamline production processes, reduce costs and waste, and enhance the overall Midwest market with often sought after environments for feature length films, to music videos and commercials. Our standing sets are semi-permanent, designed and fully furnished sets that provide hassle-free setup and instant illumination.

Each of our standing sets is a comprehensive entity, allowing for a complete shooting experience. Take, for instance, our apartment standing set, which encompasses a living room, bedroom, kitchen, and bathroom all seamlessly interconnected for 360° shooting.

AVAILABLE and IN DEMAND BUILD SETS include:
- RETAIL STORE
- POLICE DEPARTMENT
- APARTMENT
- FAMILY ROOM
- UNDERGROUND TUNNEL
- KITCHEN
- COMMERCIAL KITCHEN
- AIRPLANE CABIN
- UNDERWATER SET

MUNICIPAL INVOLVEMENT

Local Involvement
The members of FLYOVER are proven leaders in film making in Central Illinois. Through projects that they have already produced they have developed a strong working relationship with Champaign County and The Village of Rantoul. The area strongly supports the benefits that FLYOVER brings, including,

but not limited to, an increase in restaurant and hotel revenue, increases to many businesses that sell things needed for set, costume and prop creation and the additional need for and hiring of local people which is a huge boon to the area workforce.

Due to these many benefits to the area, the Village of Rantoul has agreed to commit a minimum of $500,000.00, to spend into several improvements in the hangar that will house FLYOVER. These items include work to the roof, restrooms, electrical and HVAC. This leaves the capital raised for FLYOVER to be committed to the set building and operation of the film studio. The Village provided this commitment to the Company as an exhibit in the property lease.

State Involvement
FLYOVER has submitted their application for a capital grant through the State of Illinois, specifically designed to support up to 35% of construction costs for sound stages in Illinois.

On February 28, 2024, Governor JB Pritzker and the Illinois Department of Commerce and Economic Opportunity (DCEO) announced $10 million in grant funding for local film studio infrastructure projects through the Illinois Soundstage Program. This grant funding will support the state's continued efforts to position Illinois as a leading production center in North America and help diversify the film industry outside of Chicago, all while boosting economic and workforce development across the state. FLYOVER Film Studios was awarded $1.1 million in funding through this program[1].

MARKETING STRATEGY
Marketing Strategy consists of social media presence, word of mouth, and marketing brochures that are being created and will be available to share with any and all people within the film, TV, university and commercial industries.

LOCAL WORKFORCE
In 2022, our long-time collaboration partner, Shatterglass Studios, held an 8-week Production Assistant Training Program for over a dozen local residents. This program equipped trainees with essential knowledge and entry-level experience for production assistant jobs in the Illinois television and film industry.

The program was extended in 2023 to include an additional 8-week Production Assistant Training Program for over a dozen additional local residents. Supported by funding from the Illinois Film Office, the training program will continue in 2023/2024 and expand to include additional partners such as The Line Film Company and FLYOVER, as well as other industry professionals with a heart for the downstate workforce. This initiative ensures access to a trained local workforce that can contribute to the success of productions in East Central Illinois.

Future 2024 Workforces Initiatives, including set decoration, set construction, and grip & electric workshops, will be hosted at Flyover Film Studios. The workshops are held due to a grant from the State of Illinois to Shatterglass Studios. Shatterglass rents space from Flyover to hold these training sessions, and all of the members of Flyover are active in the teaching of these workshops. The Company does receive rent for the use of the space.

---

[1] https://www.illinois.gov/news/press-release.29670.html#:~:text=Pritzker%20Awards%20%2410%20Million%20in%20Illinois%20Soundstage%20Capital%20Grants,-Press%20Release%20%2D%20Wednesday&text=CHICAGO%20%E2%80%94%20Governor%20JB%20Pritzker%20and,through%20the%20Illinois%20Soundstage%20Program

STATE FILM GROWTH

The Illinois industry is not going anywhere but up, with content creation still a frontline need for every company and corporation – in and outside the entertainment industry.

STATE TAX INCENTIVES

In 2008 the Illinois General Assembly passed the Illinois Film Production Tax Credit Act, offering producers a credit of 30% of all qualified expenditures, including post-production. The Illinois Film Tax Credit has been extended and is now scheduled for legislative renewal in 2032.

DESCRIPTION OF UNITS

The Company is offering 14,000 Class B Preferred Interests, entitling holders to preferred economic interests but not a management interest. Class B Preferred Interest holders receive preferred distributions equivalent to 6% per annum, noncumulative, of the aggregate adjusted capital contributions. See "Exhibit D: Operating Agreement."

RISK FACTORS

An investment in our Class B Preferred Interests involves risks. In addition to other information contained elsewhere in this Form C, you should carefully consider the following risks before acquiring our Class B Preferred Interests offered by this Form C. The occurrence of any of the following risks could materially and adversely affect the business, prospects, financial condition or results of operations of our Company, the ability of our Company to make cash distributions to the holders of Class B Preferred Interests and the market price of our Class B Preferred Interests, which could cause you to lose all or some of your investment in our Class B Preferred Interests. Some statements in this Form C, including statements in the following risk factors, constitute forward-looking statements. See "Forward-Looking Statements Disclosure" below.

Risks Related to the Company's Business and Industry

We have limited operating history, which makes our future performance difficult to predict.
We have limited operating history. You should consider an investment in our Class B Preferred Interests in light of the risks, uncertainties and difficulties frequently encountered by other newly formed companies with similar objectives. We have minimal operating capital and for the foreseeable future will be dependent upon our ability to finance our operations from the sale of equity or other financing alternatives. The failure to successfully raise operating capital, could result in our bankruptcy or other event which would have a material adverse effect on us and our Investors. There can be no assurance that we will achieve our investment objectives.

COVID-19 and Future Pandemics
In December 2019, the 2019 novel coronavirus ("Covid19") surfaced in Wuhan, China. The World Health Organization ("WHO") declared a global emergency on January 30, 2020, with respect to the outbreak and several countries, including the United States, initiated travel restrictions. On May 5, 2023, the WHO declared Covid19 is now an established and ongoing health issue which no longer constitutes a public health emergency. However, the final impacts of the outbreak, and economic consequences, are unknown and still evolving. The Covid19 health crisis adversely affected the U.S. and global economy, resulting in an economic downturn. A similar new pandemic occurrence could impact the Company's

business plans. The future impact of the outbreak remains highly uncertain and cannot be predicted and there is no assurance that the outbreak will not have a material adverse impact on the future results of the Company. The extent of the impact, if any, will depend on future developments, including actions taken to contain the coronavirus or other rapidly transmitted viruses or diseases.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

The Company may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.
The Company is subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against the Company, which may adversely impact the financial performance of the Company.

If we are unable to gain any significant market acceptance for our service, or establish a significant market presence, we may be unable to generate sufficient revenue to continue our business.
Our growth strategy depends substantially on our ability to successfully market our soundstages and ancillary facilities to prospective production companies, artists and others in the entertainment field. However, our planned business model may not achieve significant acceptance. Such acceptance, if achieved, may not be sustained for any significant period. Failure of our facilities to achieve or sustain market acceptance could have a material adverse effect on our business, financial conditions, and the results of our operations.

Our production facilities may not find acceptance with the entertainment industry.
There are no facilities in the local area comparable to those we plan to build and operate, such that there is no current proven local demand for the facilities and services we will be offering beyond that we created him over the term of our limited operating history. Additionally, we are a new company with limited established visibility and recognition in the entertainment community. If our production facility is not accepted by the marketplace as anticipated, we may not be able to generate the revenues or profit anticipated and our business plan may fail.

Because a significant proportion of the Offering is to be used to construct soundstages and other facilities that could take a year or more to complete (and longer to generate revenues), a significant amount of time may elapse between raising funds and the receipt of revenue from use of such funds.
A significant proportion of the Offering (see "Use of Proceeds") will be used to construct soundstages and other facilities. Such construction may take a year or more to complete (and it may take a significant amount of time before the newly constructed soundstages can be fully used to produce anticipated revenue). Therefore, a significant amount of time may elapse between raising funds and the receipt of revenue from the new soundstages and other facilities that we intend to build with the proceeds of the Offering. Other investment opportunities may offer greater returns after discounting for time. Furthermore, the longer we spend on construction of the new soundstages and other facilities (or their being less than fully utilized), the probability of experiencing other risks described in this section will increase.

Our management has discretion regarding the use of proceeds from the Offering.
Our success will depend substantially on the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described

in "Use of Proceeds" is an estimate based on our current business plan. We may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

We intend to use the proceeds of this Offering to build Hollywood-style/sized soundstages to which we previously have not had access, but the market for these soundstages is unproven and may not create the profits we anticipate.

Our current facilities were renovated from prior industrial usage to accommodate entertainment-related uses. A substantial portion of our proceeds from this Offering will be used to build much larger soundstages and support spaces, comparable to those in entertainment production centers such as Los Angeles and Atlanta. We have not yet constructed such large soundstages and will depend on third-party architects and builders to assure that the new soundstages will be able to accommodate the evolving needs of the entertainment industry. While we have investigated the fully loaded costs of such construction, we do not know the exact cost of executing the complete buildout of the new soundstages and other improvements required to support them. In the case of a higher-than-expected cost of execution in building the new soundstages and support spaces and making these necessary ancillary improvements to our property, we may not be able to execute our business plan as anticipated, we may have cost overruns or construction delays, we may have regulatory issues, the profits anticipated from eventual use of the soundstages may not be realized, other expenses that are not currently anticipated may need to be incurred, and other factors beyond our control may interfere with the success of the construction and our profitability. If any factors deter or make it unable for us to execute the business plan, we may never achieve profitable operations and may have to cease our operations, resulting in the complete loss of your investment.

Our concentration upon construction and operation of soundstages and other facilities in a single geographic region may increase our risk of loss compared to more diversified development companies.

Our facilities are and will be concentrated in one geographic region, such that downturns relating generally to such region may reduce our net income. Other, larger businesses with which we must compete may be able to partially reduce their risk of incurring operating losses by simultaneously developing and operating numerous projects that span multiple locations, genres, audiences, markets, and platforms. We will use the proceeds of the Offering to construct, renovate, and/or operate facilities at only one location. This concentration makes an investment in us more susceptible to the risk of loss than investment in a diversified company that may have multiple geographic locations or be able to construct and operate facilities that appeal to a broader range of the entertainment industry.

Our success depends on the entertainment industry, which is highly unpredictable, and there is no guarantee we will be successful in the market.

Our success will depend upon the entertainment industry that uses our facilities. Entertainment industry needs, trends and preferences change and are notoriously difficult to predict. Soundstages and other facilities that do not meet the needs, trends, and preferences of the entertainment industry over time may end up being unprofitable to operate or require significant capital expense to modify in order to operate profitably. If we fail to anticipate and respond to the future needs, trends, and preferences of the entertainment business as it changes over time, our business and financial performance will likely suffer.

In addition, the popularity of our projects depends on many external factors, which are unpredictable. Generally, in an effort to mitigate our potential for loss and generate a sole reliance on the entertainment industry, we are also offering storage space, support spaces, live event space, and set rentals.

There is the risk of personal injuries and accidents in connection with our entertainment productions and live event facilities, which could subject us to personal injury or other claims and increase our expenses, as well as reduce attendance at our production and live events, causing a decrease in our revenue.

There are inherent risks involved with offering entertainment production and live events spaces. As a result, personal injuries and accidents have occurred, and may in the future occur, from time to time, which could subject us to claims and liabilities for personal injuries. Incidents in connection with our entertainment production and live events at any of our facilities could also result in claims, reducing operating income or reducing participation in our facilities, which could cause a decrease in our revenue. While we have security protocols in place at our events, illegal drug use or alcohol consumption at our events could result in negative publicity, adverse consequences (including illness, injury or death) to the persons engaged in such activities or others, and litigation against us. While we maintain insurance policies that provide coverage within limits that are sufficient, in management's judgment, to protect us from material financial loss for personal injuries sustained by persons at our events or accidents in the ordinary course of business, there can be no assurance that such insurance will be adequate at all times and in all circumstances.

Technological advances may reduce demand for the entertainment content intended to be produced at our facilities and the facilities themselves.

The entertainment industry in general, and the motion picture and TV industry in particular, are continuing to undergo significant changes, primarily due to technological developments. Because of this rapid growth of technology, shifting consumer tastes and the popularity and availability of other forms of entertainment, it is impossible to predict the overall effect these factors will have on the potential revenue from and profitability of our facility.

A decrease in the demand for and value ascribed to entertainment media in general, regardless of the cause, may increase our costs and/or negatively affect our profitability.

Our success in achieving our objectives depends on the demand for and value of entertainment media in general in the U.S. and major international territories. If the demand for and value of entertainment media decreases relative to current market values, the production companies that plan to use our facilities may not be able to afford our facilities and we may not be operate profitably, if at all.

The facilities that generate the most significant portion of our revenues may not succeed if we receive unfavorable reviews from the press or from influencers in the entertainment industry.

The financial success of a facility like the one we operate and plan to operate depends largely on the reaction of the public and/or the operator's clients and customers, which is often influenced by professional reviewers or critics for newspapers, television and other media. It is impossible to judge in advance what the reaction of these reviewers and critics will be to the Company. To the extent that we receive unfavorable reviews from these reviewers and critics, our chances of our success may be substantially diminished, which could materially and adversely affect our results of operation.

Risks Related to the Offering

There can be no guarantee that the Company will reach its funding target from potential Investors with respect to any Class or future proposed Class.
Due to the start-up nature of the Company, there can be no guarantee that the Company will reach its funding target from potential Investors with respect to any Class or future proposed Class. In the event the Company does not reach a funding target, it may not be able to achieve its investment objectives.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.
Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. An Investor may not have the opportunity, as part of their investment in the Offering, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.
The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.
The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.
If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.
If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on the proceeds committed and captured in the Offering

during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

Risks Related to the Securities

There is currently no trading market for our securities. An active market in which Investors can resell their Class B Preferred Interests may not develop.

There is currently no public trading market for any Class B Preferred Interests, and an active market may not develop or be sustained. If an active public or private trading market for our securities does not develop or is not sustained, it may be difficult or impossible for you to resell your Class B Preferred Interests at any price. Accordingly, you may have no liquidity for your Class B Preferred Interests. Even if a public or private market does develop, the market price of the Class B Preferred Interests could decline below the amount you paid for your Class B Preferred Interests.

There may be state law restrictions on an Investor's ability to sell the Class B Preferred Interests.

Each state has its own securities laws, often called "blue sky" laws, which (1) limit sales of securities to a state's residents unless the securities are registered in that state or qualify for an exemption from registration and (2) govern the reporting requirements for broker-dealers and stockbrokers doing business directly or indirectly in the state. Before a security is sold in a state, there must be a registration in place to cover the transaction, or it must be exempt from registration. We do not know whether our securities will be registered, or exempt, under the laws of any states. A determination regarding registration will be made by broker-dealers, if any, who agree to serve as the market-makers for our Class B Preferred Interests. There may be significant state blue sky law restrictions on the ability of

Investors to sell, and on purchasers to buy, our Class B Preferred Interests. Investors should consider the resale market for our securities to be limited. Investors may be unable to resell their securities, or they may be unable to resell them without the significant expense of state registration or qualification.

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to Investors in such offering. If such Investors exercised their rescission rights, the Company would have to pay to such Investors an amount of funds equal to the purchase price paid by such Investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such Investors a rescission right, have sufficient funds to pay the prior Investors the amounts required or that proceeds from this Offering would not be used to pay such amounts. In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date.

Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

There is no present market for the Securities and we have arbitrarily set the price.
The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot guarantee that the Securities can be resold at the Offering price or at any other price. Investors Purchasing the Securities will have limited rights.

A majority of the Company is owned by a small number of owners.
Prior to the Offering, six individuals beneficially own 100% of outstanding Class A Common Interests of the Company. These individual security holders may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. These individual security holders may have Class B Preferred Interests that are different from yours. For example, these individuals may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential Investors are willing to pay for the Company. In addition, these individual security holders could use his or her voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Investors purchasing the Securities in this Offering may be significantly diluted as a consequence of subsequent financings.
The Securities offered will be subject to dilution. The Company may issue additional equity to employees, third-party financing sources, and other Investors, and as a consequence holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce an investor's control and economic interests in the Company. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this offering. Each such round of financing (whether from the Company or other Investors) is typically intended to provide the Company with enough capital to reach the next major Company milestone. If the funds are not sufficient, the Company may have to raise additional capital at a price unfavorable to the existing Investors, including the purchaser. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the purchaser's Company securities.

We arbitrarily determined the price of the Securities and such price which may not reflect the actual market price for the Securities.
The Offering of Securities at $250.00 per Membership Interest was determined arbitrarily. The price is

not based on our financial condition and prospects, market prices of similar securities of comparable publicly traded companies, certain financial and operating information of companies engaged in similar activities to ours, or general conditions of the securities market. The price may not be indicative of the market price, if any, for the Securities. The market price for the Securities, if any, may decline below the price at which the Securities are offered. Moreover, recently the capital markets have experienced extreme price and volume fluctuations which have had a negative effect impact on smaller companies, like us.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

OFFERING AND THE SECURITIES

THE OFFERING

The Company is currently seeking to raise funding of up to $3,500,000 through the sale of up to 14,000 Class B Preferred Interests. This funding will allow for construction of five (5) cutting-edge sound stages, each spanning between 42,000 and 50,000 square feet, accompanied by 43,000 square feet of dedicated support spaces for flex/insert stages, construction, art, props, wardrobe, and grip/electric departments.

OWNERSHIP AND CAPITAL STRUCTURE
Principal Holders of Outstanding Securities

Name of Holder	Class of Units	Number of Units Held Prior to Offering	Percentage (%) of Units Held Prior to Offering	Percentage (%) of Voting Power Prior to Offering
Jennifer Shelby	Class A Common Interest	92	26.38%	16.66%
Sarah Sharp	Class A Common Interest	66	18.91%	16.66%
Brett Hays	Class A Common Interest	49	14.04%	16.66%
Luke Boyce	Class A Common Interest	18	5.15%	16.66%
Dustin Hoke	Class A Common Interest	60	17.19%	16.66%
Robert Patrick Stern	Class A Common Interest	64	18.33%	16.66%

Classes of Securities of the Company

As of the date of this Offering, 349 Class A Common Interests and 0 Class B Preferred Interests were issued and outstanding in the Company. One hundred percent (100%) of Interests issued prior to the Offering are issued to Founders of the Company, including Jennifer Shelby, President, Sarah Sharp, Co-Vice President, Brett Hays, Luke Boyce, Dustin Hoke, and Robert Patrick Stern. Each current Class A Common Interest Holder is entitled to one (1) equal vote.

The Company is offering 14,000 Class B Preferred Interests at $250.00 per Unit (the "Securities") on a best efforts basis. Assuming Maximum Proceeds are raised, there will be 14,000 Class B Preferred Interests issued in the Company with the Interests sold through this Offering equaling 100% ownership of issued Class B Preferred Interests in the Company post closing.

Class A Common Interests
Class A Common Interest holders have voting rights. Class A Common Interests are not being offered through this Offering.

Class B Preferred Interests
Class B Preferred Interest holders do not have voting rights and Class B Preferred Interests are being offered through this Offering.

Distributable cash or other property shall be distributed, at such times and in such amounts as the Managers shall determine in their discretion. If distributions are made, they shall be given in the following priority: (a) first, to the Class B Preferred Interest holders, up to the accrued but unpaid Cumulative Preferred Distribution for the current and all preceding years; (b) second, to the Interest holders, in such amounts as would be sufficient to allow the Interest holders to pay any federal state and local income tax liability which such Interest holders may have as a result of the allocations of income. If elected by the Managers in their sole discretion, the amount of the tax distribution made to each Interest holder shall be calculated at 35% of K-1 income to each Interest holder, less all distributions made to such Interest holder during the previous 12 months; (c) third, to the Class B Preferred Interest holders, up to their Unreturned Capital balance; and (d) the balance, to the Class A Common Interest holders and the Class B Preferred Interest Holders, with 70.00% being distributed to the Common Interest holders, and the remainder to the Preferred Interest holders. See "Exhibit D: Operating Agreement."

"Cumulative Preferred Distribution" means the excess, if any, of (i) a sum equivalent to 6% per annum, cumulative but not compounded (prorated for any partial year), of the aggregate Adjusted Capital Contributions of all of the Preferred Members, from time to time, over (ii) the sum of the cumulative total distributions made to the Preferred Members from the first date each such Preferred Interest is issued and outstanding to the end of the calendar month preceding the month during which such distribution is made.

How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

No plans for additional offerings at this time.

Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

Class B Preferred Interest holders will not have control over management decisions related to the operation of the Company. Furthermore, the Company may execute sales of additional membership interest in the future.

How could the exercise of rights held by the principal security holders identified in the Ownership Table above affect the purchasers of the securities being offered?

Class B Preferred Members and Assignees shall not have the right to vote on any matter, nor shall they have any right to participate in the management of the Company. Each Common Member shall be entitled to one vote upon each matter submitted to a vote of the Common Members thereof.

How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions?

The valuation is arbitrarily determined and as of the date of this Offering there are no assets in the Fund.

What are the risks to purchasers associated with corporate actions (including additional issuance, related party transactions, conflicts of interest)?

Other Material Terms
The Company does not have the right or obligation to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. The Company currently has no transactions with related persons.

Conflicts of Interest
The Company is not currently engaged in any transactions or relationships which would give rise to a conflict of interest with the Company, its operations, and/or its security holders.

Restrictions on Transfer of the Securities Being Offered
The Securities being offered may not be transferred by any purchaser of such Securities during the one year period beginning when the Securities were issued, unless such Securities are transferred:
    (1) to the Issuer;
    (2) to an accredited investor;
    (3) as part of an offering registered with the U.S. Securities and Exchange Commission; or
    (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Delivery of Securities

The Company will complete the transaction and deliver the Class B Preferred Interests to Investors through the Intermediary, who will subsequently notify Investors of the completion of such transaction.

Cancellation

Investors may cancel an investment by contacting the Company or the Intermediary and providing notification of their intent to cancel an investment.

INDEBTEDNESS

The Company currently has no debt.

Does the Company have operating history: ☐ Yes   ☒ No

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS

DO PRODUCTIONS REALLY NEED ALL THIS?

Space and Time are the two largest players in any production. While the schedule can vary due to the many variables per project, we've included some standard timelines below.

Having ancillary supplies at your disposal only allows a production to move faster with more convenient options and saves the filmmakers trucking and shipping expenses.

GROWTH STRATEGY - We are growing so many facets of the business at the same time. While the Company are building the stages, we are actively earning money from participants renting storage space. Additionally, we are renting wardrobe and props.

We have partners in the commercial arena, developing a roster of loyal clients. Producers looking to rent props and wardrobe will also become part of our roster of clients. With so many films being a one time project, the production teams budget the locations, stages that they need to get the project produced. The filmmaker may then be years from another project; therefore, our the key is to maintain and continue to grow more connections with producers who are constantly working to get the next project shot.

The team at Flyover is also lending their expertise as advisors and teachers with a local company, Shatterglass Studios. Shatterglass Studios has received a Work Force Training Grant from the State of Illinois every year for three years, and the members of Flyover have served as instructors each of those years. We are working with The University of Illinois Theater and Film Departments, as well as other area colleges and are beginning to build a robust intern program. In addition to the University of Illinois, we collaborate with Parkland Junior College, Danville Area Community College, Milliken University and Eastern Illinois University.

To keep all of these constituents in the loop about all developments taking place; upcoming training, opportunities for paid work, internship options, social events to meet industry people, and community events for people interested in learning more about the industry and how they might become a part of it. Whether they are industry professionals, area people that want to provide location options, vendors or people interested in background jobs, we are working with Experience Champaign-Urbana, our county convention and visitors bureau to put on speaking engagements open to the public that will cover all of these topics. We have already done one at the Champaign Public Library on "What it Takes to Be A Location". Our next one is coming up in May 2024 for potential vendors.

All 6 of the founders of Flyover Film Studios own their own production, construction, rental, and commercial companies. We have a built in list of clients for rentals of wardrobe, props and space in our facility. We have commercial clients, a documentary coming in May, an indie film that will be renting space in June, and we already have three companies renting space from us on a month to month basis. We will continue our outreach to all of our other producing partners throughout the US and abroad. We are lucky to constantly be getting projects put in front of us, due to all the connections we already have, and we are working with local, regional, state and national companies, agencies and talent to continue to grow our reach in the industry.

IMMEDIATE AND CURRENT PROJECTS
• Commercial Clients
• Independent Movie Projects
• Live Events and Exhibitions

PHASE 1 - Phase 1 has started and will be ongoing for the life of the company. Our standing sets will be fully operational by Q1 2025. Phase 1 includes focus on:
• Multi-Picture Movie Slate
• Regular Commercial Clients with Built Sets
• Live Events and Exhibitions

PHASE 2 - Phase 2 can occur once the first two large stages are finished, although for groups that want location work, we already able to provide space for more than one project at a time. This focus will largely come into play beginning in 2026. Phase 2 includes focus on:
• TV Show, Films & Commercial Projects operating at the same time.
• Live Events and Exhibitions

USE OF PROCEEDS

The following table illustrates how the Company intends to use the net proceeds received through this Offering. The figures below are not inclusive of payments to financial and legal service providers and escrow-related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Studio and Project Development	70%	$2,450,000
General and Administrative Expenses	10%	$350,000
Legal/Finance/ Contingency Expenses	20%	$700,000
Total	100%	$3,500,000

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

The Company will complete the transaction and deliver Securities to Investors through the Intermediary, who will subsequently notify Investors of the completion of such transaction.

Investors may cancel an investment by contacting the Company or the Intermediary and providing notification of their intent to cancel an investment.

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The Intermediary will notify Investors when the Target Offering Amount has been met.

If the Issuer reaches the Target Offering Amount prior to the deadline identified in the offering materials, it may close the Offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment).

If an Investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the Issuer upon closing of the Offering and the Investor will receive securities in exchange for his or her investment.

If an Investor does not reconfirm his or her investment commitment after a material change is made to the offering, the Investor's investment commitment will be cancelled and the committed funds will be returned.

FORWARD-LOOKING STATEMENTS DISCLOSURE

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Financial Statements and Report of
Independent Certified Public Accountants

Flyover Film Studios, LLC

December 31, 2023

Flyover Film Studios, LLC

Table of Contents



Independent Auditor's Report

To the Board of Directors and Stockholders' of **Flyover Film Studios, LLC**

Opinion

We have audited the accompanying financial statements of **Flyover Film Studios, LLC** which comprise the balance sheet as of December 31, 2023 and the related statements of operations, members' equity and cash flows for the period from August 23, 2023 (inception) to December 31, 2023, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Flyover Film Studios, LLC** as of December 31, 2023 and the related statements of operations, members' equity, and cash flows for the period from August 23, 2023 (inception) to December 31, 2023, with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of **Flyover Film Studios, LLC** and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about **Flyover Film Studios, LLC**'s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
also d/b/a McNAMARA and ASSOCIATES, PLLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com



In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of **Flyover Film Studios, LLC**'s internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about **Flyover Film Studios, LLC**'s ability to continue as a going concern for a reasonable period of time.

Substantial Doubt about the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note C to the Company had a net loss and negative cashflow from operations for the period from inception to December 31, 2023. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding those matters are also described in Note C. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Assurance Dimensions

Tampa, Florida

April 25, 2024

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
also d/b/a McNAMARA and ASSOCIATES, PLLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

Flyover Film Studios, LLC
Balance Sheet
As of December 31, 2023

ASSETS		
Current Assets		
Cash	$	6,850
Total Current Assets		6,850
Right of use lease asset		143,966
TOTAL ASSETS	$	150,816
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities		
Accounts payable and accrued expenses	$	2,000
Lease liability, short term		105
Total Current Liabilities		2,105
Lease liability, net of short term portion		145,436
TOTAL LIABILITIES	$	147,541
Members' equity		
Common Units no par; 19,600 units authorized; 276 issued and outstanding as of December 31, 2023		69,100
Accumulated deficit		(65,825)
TOTAL MEMBERS' EQUITY		3,275
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	150,816

The accompanying notes are an integral part of this financial statement.

Flyover Film Studios, LLC
Statement of Operations
For the period from August 23, 2023 to December 31, 2023

REVENUE	$	19,150
EXPENSES		
General & Administrative		75,949
Professional fees		9,026
Total operating expenses		84,975
LOSS FROM OPERATIONS		(65,825)
Income tax expense		-
NET LOSS	$	(65,825)

The accompanying notes are an integral part of this financial statement.

P a g e | 4

Flyover Film Studios, LLC
Statement of Members' Equity
For the period from August 23, 2023 to December 31, 2023

	Units		Accumulated	Total Stockholders'
	Number	Value	Deficit	Deficit
August 23, 2023	-	$ -	$ -	$ -
Issuance of units for services	183	45,750	-	45,750
Issuance of units for cash	93	23,350	-	23,350
Net loss	-	-	(65,825)	(65,825)
December 31, 2023	276	$ 69,100	$ (65,825)	$ 3,275

The accompanying notes are an integral part of this financial statement.

Flyover Film Studios, LLC

Statement of Cash Flows

For the period from August 23, 2023 to December 31, 2023

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(65,825)
Adjustments to reconcile net loss		
to net cash used by operating activities:		
Stock compensation		45,750
Increase (decrease) in cash resulting from changes in:		
Change in right of use asset and liability		1,575
Accounts payable		2,000
Net cash used by operating activities		(16,500)
CASH FLOWS FROM FINANCING ACTIVITIES		
Units sold for cash		23,350
Net cash provided by financing activities		23,350
NET INCREASE IN CASH		6,850
Cash at beginning of year		-
Cash at end of year	$	6,850
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid for income taxes	$	-
Cash paid for interest	$	-
Non-cash recording of operating lease	$	145,031.00

The accompanying notes are an integral part of this financial statement.

Note E – Member's Capital

Contributions

In accordance with the Flyover Film Studios, LLC, if the Manager of the Company determines that additional funds are required by the Company to meet the Company's operating expenses, the members of the Company have the right, but not the obligation to contribute the additional funds. The additional funds may be provided in the form of member loans, additional capital contributions, or a combination of both to the Company; as determined by the Manager in their sole and absolute discretion.

As of December 31, 2023, Flyover Film Studios, LLC has authorized units of 19,600 and 276 issued and outstanding. Flyover Film Studios, LLC received a total of $23,350 in cash capital contributions resulting in the issuance of 93 units. In addition in accordance with the operating agreement the Company issued 183 units with a value of $45,750 to members' who have contributed their time and efforts into the business. The operating agreement provides hourly rates services should be valued at.

Profit and Loss Allocation

Allocations of net profits and losses, as determined for each taxable year of the Company, shall be allocated among the members pro rata in proportion to their ownership of the membership interest, as outlined in the Operating Agreement.

Distributions

Distributable cash from operations, as defined in the Operating Agreement, shall be determined at such times and in such amounts by the Managing Member. Members shall receive distributions at the same time without preference or priority of anyone member, and distributed to the members after certain priority payments have been made, as outlined in the Operating Agreement.

EXHIBIT B: SUBSCRIPTION DOCUMENT

THE SECURITIES DESCRIBED IN THIS SUBSCRIPTION AGREEMENT HAVE NOT BEEN REGISTERED WITH OR APPROVED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION"), NOR HAS THE COMMISSION OR ANY APPLICABLE STATE OR OTHER JURISDICTION'S SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY PASSED UPON THE ACCURACY OR ADEQUACY OF THIS MEMORANDUM OR ENDORSED THE MERITS OF THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL. NONE OF THE SECURITIES MAY BE RESOLD, TRANSFERRED OR OTHERWISE DISPOSED OF UNLESS THE TRANSACTION EFFECTING SUCH DISPOSITION IS REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR AN EXEMPTION THEREFROM IS AVAILABLE AND THE COMPANY RECEIVES AN OPINION OF COUNSEL ACCEPTABLE TO IT THAT SUCH REGISTRATION IS NOT REQUIRED PURSUANT TO SUCH EXEMPTION.

SUBSCRIPTION AGREEMENT

To the Undersigned Purchaser, please review and execute the following:

Flyover Film Studios, LLC, an Illinois limited liability company (the "Company"), hereby agrees with you (in the case of a subscription for the account of one or more trusts or other entities, "you" or "your" shall refer to the trustee, fiduciary or representative making the investment decision and executing this Subscription Agreement (this "Agreement"), or the trust or other entity, or both, as appropriate) as follows:

1) Sale and Purchase of Class B Preferred Interests (the "Membership Interests" or "Interests"). The Company has been formed under the laws of the State of Illinois and is governed by a limited liability company Operating Agreement in the form attached hereto as an Exhibit to the Private Placement Memorandum, as the same may be modified in accordance with the terms of any amendment thereto (the "Operating Agreement"). Capitalized terms used herein without definition have the meanings set forth in the Private Placement Memorandum and Operating Agreement.

Subject to the terms and conditions of this Agreement and in reliance upon the representations and warranties of the respective parties contained herein:

- the Company and Rialto Markets LLC, the Company's approved broker dealer (the "Intermediary"), agree to sell to you, and you irrevocably subscribe for and agree to purchase from the Company, Class B Preferred Interests as a member (a "Member") in the Company; and

- the Company, its manager (individually, a "Manager" and, collectively, the "Managers") and the Intermediary agree that you shall be admitted as a Member, upon the terms and conditions, and in consideration of your agreement to be bound by the terms and provisions of the Operating Agreement and this Agreement, with a capital contribution in the amount equal to the amount set forth opposite your signature at the end of this Agreement (your "Capital Contribution").

Subject to the terms and conditions hereof and of the Operating Agreement, your obligation to subscribe and pay for your Membership Interests shall be complete and binding upon the execution and delivery of this Agreement.

2) Other Subscriptions. The Company has entered into separate but substantially similar subscription agreements (the "Other Subscription Agreements" and, together with this Agreement, the "Subscription Agreements") with other purchasers (the "Other Purchasers"), providing for the sale to the Other Purchasers of Membership Interests and the admission of the Other Purchasers as Members. This Agreement and the Other Subscription Agreements are separate agreements, and the sales of Membership Interests to you and the Other Purchasers are to be separate sales.

3)   Closing. The closing (the "Closing") of the sale to you and your subscription for and purchase by you of the Membership Interests, and your admission as a Member shall take place at the discretion of the Manager. At the Closing, and upon satisfaction of the conditions set out in this Agreement, the Manager will list you as a Member on Exhibit A of the Operating Agreement.

4)   Conditions Precedent to Your Obligations.

a) The Conditions Precedent. Your obligation to subscribe for your Interests and be admitted as a Member at the Closing is subject to the fulfillment (or waiver by you), prior to or at the time of the Closing, of the following conditions:

i)   Operating Agreement. The Operating Agreement shall have been duly authorized, executed and delivered by or on behalf of the Manager. Each Other Purchaser that is to be admitted as a Member as of the Closing shall have duly authorized, executed and delivered a counterpart of the Operating Agreement or authorized its execution and delivery on its behalf. The Operating Agreement shall be in full force and effect.

ii)   Representations and Warranties. The representations and warranties of the Company contained in this Agreement shall be true and correct in all material respects when made and at the time of the Closing, except as affected by the consummation of the transactions contemplated by this Agreement or the Operating Agreement.

iii)   Performance. The Company shall have duly performed and complied in all material respects with all agreements and conditions contained in this Agreement required to be performed or complied with by it prior to or at the Closing.

iv)   Legal Investment. On the Closing Date your subscription hereunder shall be permitted by the laws and regulations applicable to you.

b) Nonfulfillment of Conditions. If at the Closing any of the conditions specified shall not have been fulfilled, you shall, at your election, be relieved of all further obligations under this Agreement and the Operating Agreement, without thereby waiving any other rights you may have by reason of such nonfulfillment. If you elect to be relieved of your obligations under this Agreement pursuant to the foregoing sentence, the Operating Agreement shall be null and void as to you and the power of attorney contained herein shall be used only to carry out and effect the actions required by this sentence, and the Company shall take, or cause to be taken, all steps necessary to nullify the Operating Agreement as to you.

5)   Conditions Precedent to the Company's Obligations.

a) The Conditions Precedent. The obligations of the Company and the Manager to issue to you the Interests and to admit you as a Member at the Closing shall be subject to the fulfillment (or waiver by the Company) prior to or at the time of the Closing, of the following conditions:

i)   Operating Agreement. Any filing with respect to the formation of the Company required by the laws of the State of Illinois shall have been duly filed in such place or places as are required by such laws. A counterpart of the Operating Agreement shall have been duly authorized, executed and delivered by or on behalf of you and each of such Other Purchasers. The Operating Agreement shall be in full force and effect.

ii)   Representations and Warranties. The representations and warranties made by you shall be true and correct when made and at the time of the Closing.

iii)   Performance. You shall have duly performed and complied with all agreements and conditions contained in this Agreement required to be performed or complied with by you prior to or at the time of the Closing.

b) Nonfulfillment of Conditions. If at the Closing any of the conditions specified shall not have been fulfilled, the Company shall, at the Manager's election, be relieved of all further obligations under this Agreement and the Operating Agreement, without thereby waiving any other rights it may have by reason of such nonfulfillment. If the Manager elects for the Company to be relieved of its obligations under this Agreement pursuant to the foregoing sentence, the Operating Agreement shall be null and void as to you and the power of attorney contained herein shall be used only to carry out and effect the actions required by this sentence, and the Company shall take, or cause to be taken, all steps necessary to nullify the Operating Agreement as to you.

6)   Representations and Warranties of the Company.

a) The Representations and Warranties. The Company represents and warrants that:

i)   Formation and Standing. The Company is duly formed and validly existing as a limited liability company under the laws of the State of Illinois and, subject to applicable law, has all requisite power and authority to carry on its business as now conducted and as proposed to be conducted as described in the Private Placement Memorandum relating to the private offering of Membership Interests by the Company (together with any amendments and supplements thereto, the "Offering Memorandum"). The Manager has all requisite limited liability company power and authority to act as Manager of the Company and to carry out the terms of this Agreement and the Operating Agreement applicable to it.

ii)   Authorization of Agreement. The execution and delivery of this Agreement has been authorized by all necessary action on behalf of the Company and this Agreement is a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms. The execution and delivery by the Manager of the Operating Agreement has been authorized by all necessary action on behalf of the Manager and the Operating Agreement is a legal, valid and binding agreement of the Manager, enforceable against the Manager in accordance with its terms.

iii)   Compliance with Laws and Other Instruments. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not conflict with or result in any violation of or default under any provision of the Operating Agreement, or any agreement or other instrument to which the Company is a party or by which it or any of its properties is bound, or any permit, franchise, judgment, decree, statute, order, rule or regulation applicable to the Company or its business or properties. The execution and delivery of the Operating Agreement and the consummation of the transactions contemplated thereby will not conflict with or result in any violation of or default under any provision of the limited liability company operating agreement of the Manager, or any agreement or instrument to which the Manager is a party or by which it or any of its properties is bound, or any permit, franchise, judgment, decree, statute, order, rule or regulation applicable to the Manager or its businesses or properties.

iv)   Offer of Membership Interests. Neither the Company nor anyone acting on its behalf has taken any action that would subject the issuance and sale of the Membership Interests to the registration requirements of the Securities Act of 1933, as amended (the "Securities Act").

v)   Investment Company Act. The Company is not required to register as an "investment company" under the Investment Company Act of 1940, as amended (the "Investment Company Act"). The Manager is not required to register as an "investment adviser" under the Investment Advisers Act of 1940, as amended (the "Advisers Act").

vi)   Company Litigation. Prior to the date hereof, there is no action, proceeding or investigation pending or, to the knowledge of the Manager or the Company, threatened against the Company.

vii)   Disclosure. The Offering Memorandum, when read in conjunction with this Agreement and the Operating Agreement, does not as of the date hereof contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein, in light of the circumstances under which they were made, not misleading.

b) Survival of Representations and Warranties. All representations and warranties made by the Company shall survive the execution and delivery of this Agreement, any investigation at any time made by you or on your behalf and the issue and sale of Membership Interests.

7)   **Representations and Warranties of the Purchaser.**

a) The Representations and Warranties. You represent and warrant to the Manager, the Company and each other Person that is, or in the future becomes, a Member that each of the following statements is true and correct as of the Closing Date:

i)   Accuracy of Information. All of the information provided by you to the Company and the Manager is true, correct and complete in all respects. Any other information you have provided to the Manager or the Company about you is correct and complete as of the date of this Agreement and at the time of Closing.

ii)   Offering Memorandum; Advice. You have either consulted your own investment adviser, attorney or accountant about the investment and proposed purchase of the Membership Interests and its suitability to you, or chosen not to do so, despite the recommendation of that course of action by the Manager and Company. Any special acknowledgment set forth below with respect to any statement contained in the Offering Memorandum shall not be deemed to limit the generality of this representation and warranty.

(1)   You have received a copy of the Private Placement Memorandum and the form of the Operating Agreement and you understand the risks of, and other considerations relating to, a purchase of Membership Interests, including the risks set forth under the caption "Risk Factors" in the Private Placement Memorandum. You have been given access to, and prior to the execution of this Agreement you were provided with an opportunity to ask questions of, and receive answers from, the Manager or any of its principals concerning the terms and conditions of the offering of Membership Interests, and to obtain any other information which you and your investment representative and professional advisors requested with respect to the Company and your investment in the Company in order to evaluate your investment and verify the accuracy of all information furnished to you regarding the Company. All such questions, if asked, were answered satisfactorily and all information or documents provided were found to be satisfactory.

iii)   Investment Representation and Warranty. You are acquiring your Membership Interests for your own account or for one or more separate accounts maintained by you or for the account of one or more pension or trust funds of which you are trustee as to which you are the sole qualified professional asset manager within the meaning of Prohibited Transaction Exemption 84-14 (a "QPAM") for the assets being contributed hereunder, in each case not with a view to or for sale in connection with any distribution of all or any part of such Interest. You hereby agree that you will not, directly or indirectly, assign, transfer, offer, sell, pledge, hypothecate or otherwise dispose of all or any part of such Membership Interest s(or solicit any offers to buy, purchase or otherwise acquire or take a pledge of all or any part of the Membership Interests) except in accordance with the registration provisions of the Securities Act or an exemption from such registration provisions, with any applicable state or other securities laws, and with the terms of the Operating Agreement. If you are purchasing for the account of one or more pension or trust funds, you represent that (except to the extent you have otherwise advised the Company in writing prior to the date hereof) you are acting as sole trustee or sole QPAM for the assets being contributed hereunder and have sole investment discretion with respect to the acquisition of the Membership Interests to be purchased by you pursuant to this Agreement, and the determination and decision on your behalf to purchase such Membership Interests for such pension or trust funds is being made by the same individual or group of individuals who customarily pass on such investments, so that your decision as to purchases for all such funds is the result of such study and conclusion.

iv)   Representation of Investment Experience and Ability to Bear Risk. You (i) are knowledgeable and experienced with respect to the financial, tax and business aspects of the ownership of the Membership Interests and of the business contemplated by the Company and are capable of evaluating the risks and merits of purchasing the Membership Interests and, in making a decision to proceed with this investment, have not relied upon any representations, warranties or agreements, other than those set forth in this Agreement, the Offering Memorandum and the Operating Agreement, if any; and (ii) can bear the economic risk of an investment in the Company for an indefinite period of time, and can afford to suffer the complete loss thereof.

v)   Accredited Investor. You are an "Accredited" investor within the meaning of Section 501 of Regulation D promulgated under the Securities Act.

vi)   No Investment Company Issues. If you are an entity, (i) you were not formed, and are not being utilized, primarily for the purpose of making an investment in the Company and (ii) either (A) all of your outstanding securities (other than short-term paper) are beneficially owned by one Person, (B) you are not an investment company under the Investment Company Act or a "private investment company" that avoids registration and regulation under the Investment Company Act based on the exclusion provided by Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act, or (C) you have delivered to the Manager a representation and covenant as to certain matters under the Investment Company Act satisfactory to the Manager.

vii)   Certain ERISA Matters. You represent that:

(1) except as described in a letter to the Manager dated at least five (5) days prior to the date hereof, no part of the funds used by you to acquire the Membership Interests constitutes assets of any "employee benefit plan" within the meaning of Section 3(3) of ERISA, either directly or indirectly through one or more entities whose underlying assets include plan assets by reason of a plan's investment in such entities (including insurance company separate accounts, insurance company general accounts or bank collective investment funds, in which any such employee benefit plan (or its related trust) has any interest); or

(2) if Membership Interests are being acquired by or on behalf of any such plan (any such purchaser being referred to herein as an "ERISA Member"), (A) such acquisition has been duly authorized in accordance with the governing holding of the Membership Interests do not and will not constitute a "non-exempt prohibited transaction" within the meaning of Section 406 of ERISA or Section 4975 of the Internal Revenue Code of 1986, as amended (i.e., a transaction that is not subject to an exemption contained in ERISA or in the rules and regulations adopted by the U.S. Department of Labor (the "DOL") thereunder). The foregoing representation shall be based on a list of the Other Purchasers to be provided by the Manager to each ERISA Member prior to the Closing. You acknowledge that the Manager of the Company, is not registered as an "investment adviser" under the Investment Advisers Act and that as a Member you will have no right to withdraw from the Company except as specifically provided in the Operating Agreement. If, in the good faith judgment of the Manager, the assets of the Company would be "plan assets" (as defined in DOL Reg. § 2510.3-101 promulgated under ERISA, as it may be amended from time to time) of an employee benefit plan (assuming that the Company

conducts its business in accordance with the terms and conditions of the Operating Agreement and as described in the Offering Memorandum), then the Company and each ERISA Member will use their respective best efforts to take appropriate steps to avoid the Manager's becoming a "fiduciary" (as defined in ERISA) as a result of the operation of such regulations. These steps may include (x) selling your Interest (if you are an ERISA Member) to a third party which is not an employee benefit plan, or (y) making any appropriate applications to the DOL, but the Manager shall not be required to register as an "investment adviser" under the Advisers Act.

(a)　　　If you are an ERISA member, you further understand, agree and acknowledge that your allocable share of income from the Company may constitute "unrelated business taxable income" ("UBTI") within the meaning of section 512(a) of the Code and be subject to the tax imposed by section 511(a)(1) of the Code. You further understand, agree and acknowledge that the Company neither makes nor has made any representation to it as to the character of items of income (as UBTI or otherwise) allocated (or to be allocated) to its members (including ERISA Members) for federal, state, or local income tax purposes. You (prior to becoming a member of the Company) have had the opportunity to consider and discuss the effect of your receipt of UBTI with independent tax counsel of your choosing, and upon becoming a member of the Company voluntarily assume the income tax and other consequences resulting from the treatment of any item of the Company's income allocated to you as UBTI. The Company shall not be restricted or limited in any way, or to any degree, from engaging in any business, trade, loan, or investment that generates or results in the allocation of UBTI to you or any other ERISA Member, nor shall the Company have any duty or obligation not to allocate UBTI to you or any other ERISA Member. You hereby release the Company and all of its other members from any and all claims, damages, liability, losses, or taxes resulting from the allocation to you by the Company of UBTI.

viii)　　　Suitability. You have evaluated the risks involved in investing in the Membership Interests and have determined that the Membership Interests are a suitable investment for you. Specifically, the aggregate amount of the investments you have in, and your commitments to, all similar investments that are illiquid is reasonable in relation to your net worth, both before and after the subscription for and purchase of the Membership Interests pursuant to this Agreement.

ix)　　　Transfers and Transferability. You understand and acknowledge that the Membership Interests have not been registered under the Securities Act or any state securities laws and are being offered and sold in reliance upon exemptions provided in the Securities Act and state securities laws for transactions not involving any public offering and, therefore, cannot be resold or transferred unless they are subsequently registered under the Securities Act and such applicable state securities laws or unless an exemption from such registration is available. You also understand that the Company does not have any obligation or intention to register the Membership Interests for sale under the Securities Act, any state securities laws or of supplying the information which may be necessary to enable you to sell the Membership Interests; and that you have no right to require the registration of the Membership Interests under the Securities Act, any state securities laws or other applicable securities regulations. You also understand that sales or transfers of Membership Interests are further restricted by the provisions of the Operating Agreement.

(1) You represent and warrant further that you have no contract, understanding, agreement or arrangement with any person to sell or transfer or pledge to such person or anyone else any of the Membership Interests for which you hereby subscribe (in whole or in part); and you represent and warrant that you have no present plans to enter into any such contract, undertaking, agreement or arrangement.

(2) You understand that the Membership Interests cannot be sold or transferred without the prior written consent of the Manager, which consent may be withheld in its sole and absolute discretion and

which consent will be withheld if any such transfer could cause the Company to become subject to regulation under federal law as an investment company or would subject the Company to adverse tax consequences.

(3) You understand that there is no public market for the Membership Interests; any disposition of the Membership Interests may result in unfavorable tax consequences to you.

(4) You are aware and acknowledge that, because of the substantial restrictions on the transferability of the Membership Interests, it may not be possible for you to liquidate your investment in the Company readily, even in the case of an emergency.

x)   Residence. You maintain your domicile at the address shown in the signature page of this Subscription Agreement and you are not merely transient or temporarily resident there.

xi)   Publicly-Traded Company. By the purchase of the Membership Interests in the Company, you represent to the Manager and the Company that (i) you have neither acquired nor will you transfer or assign any Membership Interests you purchase (or any interest therein) or cause any such Membership Interests (or any interest therein) to be marketed on or through an "established securities market" or a "secondary market" (or the substantial equivalent thereof) within the meaning of Section 7704(b)(1) of the Code, including, without limitation, an over the-counter-market or an interdealer quotation, system that regularly disseminates firm buy or sell quotations; and (ii) you either (A) are not, and will not become, a partnership, Subchapter S corporation, or grantor trust for U.S. Federal income tax purposes, or (B) are such an entity, but none of the direct or indirect beneficial owners of any of the Membership Interests in such entity have allowed or caused, or will allow or cause, 80 percent or more (or such other percentage as the Manager may establish) of the value of such Membership Interests to be attributed to your ownership of Membership Interests in the Company. Further, you agree that if you determine to transfer or assign any of your Membership Interests pursuant to the provisions of the Operating Agreement you will cause your proposed transferee to agree to the transfer restrictions set forth therein and to make the representations set forth in (i) and (ii) above.

xii)   Awareness of Risks; Taxes. You represent and warrant that you are aware (i) that the Company has limited operating history; (ii) that the Membership Interests involve a substantial degree of risk of loss of its entire investment and that there is no assurance of any income from your investment; and (iii) that any federal and/or state income tax benefits which may be available to you may be lost through the adoption of new laws or regulations, to changes to existing laws and regulations and to changes in the interpretation of existing laws and regulations. You further represent that you are relying solely on your own conclusions or the advice of your own counsel or investment representative with respect to tax aspects of any investment in the Company.

xiii)   Capacity to Contract. If you are an individual, you represent that you are over 21 years of age and have the capacity to execute, deliver and perform this Subscription Agreement and the Operating Agreement. If you are not an individual, you represent and warrant that you are a corporation, partnership, association, joint stock company, trust or unincorporated organization, and were not formed for the specific purpose of acquiring the Membership Interests.

xiv)   Power, Authority; Valid Agreement. (i) You have all requisite power and authority to execute, deliver and perform your obligations under this Agreement and the Operating Agreement and to subscribe for and purchase or otherwise acquire your Membership Interests; (ii) your execution of this Agreement and the Operating Agreement has been authorized by all necessary corporate or other action on your behalf; and (iii) this Agreement and the Operating Agreement are each valid, binding and enforceable against you in accordance with their respective terms.

xv)   No Conflict: No Violation. The execution and delivery of this Agreement and the Operating Agreement by you and the performance of your duties and obligations hereunder and thereunder (i) do not and will not result in a breach of any of the terms, conditions or provisions of, or constitute a default under (A) any charter, bylaws, trust agreement, partnership agreement or other governing instrument applicable to you, (B) (1) any indenture, mortgage, deed of trust, credit agreement, note or other evidence of indebtedness, or any lease or other agreement or understanding, or (2) any license, permit, franchise or certificate, in either case to which you or any of your Affiliates is a party or by which you or any of them is bound or to which your or any of their properties are subject; (ii) do not require any authorization or approval under or pursuant to any of the foregoing; or (iii) do not violate any statute, regulation, law, order, writ, injunction or decree to which you or any of your Affiliates is subject.

xvi)   No Default. You are not (i) in default (nor has any event occurred which with notice, lapse of time, or both, would constitute a default) in the performance of any obligation, agreement or condition contained in (A) this Agreement or the Operating Agreement, (B) any provision of any charter, bylaws, trust agreement, partnership agreement or other governing instrument applicable to you, (C) (1) any indenture, mortgage, deed of trust, credit agreement, note or other evidence of indebtedness or any lease or other agreement or understanding, or (2) any license, permit, franchise or certificate, in either case to which you or any of your Affiliates is a party or by which you or any of them is bound or to which your or any of their properties are subject, or (ii) in violation of any statute, regulation, law, order, writ, injunction, judgment or decree applicable to you or any of your Affiliates.

xvii)   No Litigation. There is no litigation, investigation or other proceeding pending or, to your knowledge, threatened against you or any of your Affiliates which, if adversely determined, would adversely affect your business or financial condition or your ability to perform your obligations under this Agreement or the Operating Agreement.

xviii)   Consents. No consent, approval or authorization of, or filing, registration or qualification with, any court or Governmental Authority on your part is required for the execution and delivery of this Agreement or the Operating Agreement by you or the performance of your obligations and duties hereunder or thereunder.

b) Survival of Representations and Warranties. All representations and warranties made by you in Section 7 of this Agreement shall survive the execution and delivery of this Agreement, as well as any investigation at any time made by or on behalf of the Company and the issue and sale of the Membership Interests.

c) Reliance. You acknowledge that your representations, warranties, acknowledgments and agreements in this Agreement will be relied upon by the Company in determining your suitability as a purchaser of the Membership Interests.

d) Further Assurances. You agree to provide, if requested, any additional information that may be requested or required to determine your eligibility to purchase the Membership Interests.

e) Indemnification. You hereby agree to indemnify the Company, the Manager, and any Affiliates of the Company or Manager and to hold each of them harmless from and against any loss, damage, liability, cost or expense, including reasonable attorney's fees (collectively, a "Loss") due to or arising out of a breach or representation, warranty or agreement by you, whether contained in this Subscription Agreement (including the Suitability Statements) or any other document provided by you to the Company in connection with your investment in the Membership Interests. You hereby agree to indemnify the Company, the Manager, and any Affiliates of the Company or Manager and to hold them harmless against all Loss arising out of the sale or distribution of the Membership Interests by you in violation of the Securities Act or other applicable law or any misrepresentation or breach by you with respect to the matters set forth in this Agreement. In addition, you agree to indemnify the Company, the Manager, and any Affiliates of the Company or Manager and to hold such Persons harmless from and against, any and all Loss, to which they may be put or which they may reasonably incur or sustain by reason of or in connection with any misrepresentation made by you with respect to the matters about which representations and warranties are required by the terms of this Agreement, or any breach of any such warranty or any failure to fulfill any covenants or agreements set forth herein or included in and as defined in the Offering Memorandum. Notwithstanding any provision of this Agreement, you do not waive any right granted to you under any applicable state securities law.

8) **Certain Agreements and Acknowledgments of the Purchaser.**

a) Agreements. You understand, agree and acknowledge that:

i)   Acceptance. Your subscription for the Membership Interests contained in this Agreement may be accepted or rejected, in whole or in part, by the Manager in its sole and absolute discretion. No subscription shall be accepted or deemed to be accepted until you have been admitted as a Member in the Company on the Closing Date; such admission shall be deemed an acceptance of this Agreement by the Company and the Manager for all purposes.

ii)   Irrevocability. Except as provided and under applicable state securities laws, this subscription is and shall be irrevocable, except that you shall have no obligations hereunder if this subscription is rejected for any reason, or if this offering is canceled for any reason.

iii)   No Recommendation. No foreign, federal, or state authority has made a finding or determination as to the fairness for investment of the Membership Interests and no foreign, federal or state authority has recommended or endorsed or will recommend or endorse this offering.

iv)   No Disposal. You will not, directly or indirectly, assign, transfer, offer, sell, pledge, hypothecate or otherwise dispose of all or any part of your Membership Interests (or solicit any offers to buy, purchase or otherwise acquire or take a pledge of all or any part of the Membership Interests) except in accordance with the registration provisions of the Securities Act or an exemption from such registration provisions, with any applicable state or other securities laws and with the terms of the Operating Agreement.

v)   Update Information. If there should be any change in the information provided by you to the Company or the Manager (whether pursuant to this Agreement or otherwise) prior to your purchase of any Membership Interests, you will immediately furnish such revised or corrected information to the Company.

9) **General Contractual Matters.**

a) Amendments and Waivers. This Agreement may be amended and the observance of any provision hereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of you and the Company.

b) Assignment. You agree that neither this Agreement nor any rights, which may accrue to you hereunder, may be transferred or assigned.

c) Notices. All notices, requests, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given to any party when delivered by hand, when delivered by facsimile, or when mailed, first class postage prepaid, (a) if to you, to you at the address or telecopy number set forth below your signature, or to such other address or telecopy number as you shall have furnished to the Company in writing, and (b) if to the Company, to Flyover Film Studios, LLC, Attention: Investor Relations, 700 Galaxy Dr., Rantoul, IL 61866 or to such other address or addresses, or telecopy number or numbers, as the Company shall have furnished to you in writing, provided that any notice to the Company shall be effective only if and when received by the Manager.

d) Governing law. This agreement shall be governed by and construed and enforced in accordance with the laws of the State of Illinois without regard to principles of conflict of laws (except insofar as affected by the securities or "blue sky" laws of the State or similar jurisdiction in which the offering described herein has been made to you).

e) Descriptive Headings. The descriptive headings in this Agreement are for convenience of reference only and shall not be deemed to alter or affect the meaning or interpretation of any provision of this Agreement.

f) Entire Agreement. This Agreement contains the entire agreement of the parties with respect to the subject matter of this Agreement, and there are no representations, covenants or other agreements except as stated or referred to herein.

g) Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which taken together shall constitute one and the same instrument.

h) Joint and Several Obligations. If you consist of more than one Person, this Agreement shall consist of the joint and several obligation of all such Persons.

i) Red Rock Securities Law ("RRSL") acted as a legal to the Issuer in this Offering. The Purchaser agrees to, and hereby shall indemnify RRSL and any RRSL Affiliates, and shall hold each of them harmless from and against any loss, damage, liability, cost or expense, including reasonable attorney's fees (collectively, a "Loss") due to the Purchaser's investment in this Offering. The Purchaser does hereby release and forever discharge RRSL, their agents, employees, successors and assigns, and their respective heirs, personal representatives, affiliates, successors and assigns, and any and all persons, firms or corporations liable or who might be claimed to be liable, whether or not herein named, none of whom admit any liability to the undersigned, but all expressly denying liability, from any and all claims, demands, damages, actions, causes of action or suits of any kind or nature whatsoever, which the Purchaser may now have or may hereafter have, arising out of or in any way relating to any and all injuries, economic or emotional loss, and damages of any and every kind, to both person and property, corporately and individually, and also any and all damages that may develop in the future, as a result of or in any way relating to the Purchaser's investment in this Offering.


SIGNATURES AND SUBSCRIBER INFORMATION


If you are in agreement with the foregoing, please sign the enclosed counterparts of this Subscription Agreement and return such counterparts of this Agreement to the Manager.

For Execution By The Company:

BY: Flyover Film Studios, LLC

_____

Name: Jennifer Shelby, Managing Member and President

(Signature and Information of Purchaser(s) on the following page)

<u>For Completion and Execution By The Investor Subscriber:</u>

The foregoing Subscription Agreement is hereby agreed to by the undersigned as of the date indicated below.

_____
Registered Account Name (Please Print)

Registered Account Address:

_____
(Address)

_____
(City)

_____
(State)   (Zip Code)

Email Address: _____

Primary Phone: _____

Mailing Address (Fill in Mailing Address only if different from Registered Account Address)
_____
(Address)

_____
(City)

_____
(State)   (Zip Code)

Subscriber or Authorized Representative (if not an individual) _____

Joint Owner Information: (Fill in only if there you will be joint owners of the Membership Interests)

_____
Joint Owner Name (Please Print)

Mailing Address (if different from above)
_____
(Address)

_____
(City)

_____
(State)   (Zip Code)

Private Placement Memorandum (PPM) received and reviewed. _____ (please initial)

Subscriber or Authorized Representative (if not an individual) _____

Total Capital Contribution $_____

Total Class B Preferred Interests Purchased: _____

Registered Account Social Security or Taxpayer I.D. No. (Must be completed) _____

State in which Subscription Agreement signed: _____

Joint owner Social Security or Taxpayer I.D. No. (Must be completed) _____

State in which Subscription Agreement signed: _____

<u>Investor Subscriber Signature:</u>

AGREED TO AND ACCEPTED:

If Holder is an Entity:

Name of Entity: _____

Signature: _____

Name of Authorized Signatory: _____

Title of Authorized Signatory: _____

Address of Entity: _____

Email Address: _____

If Holder is an Individual:

Signature: _____

Name:_____

Address: _____

Email Address: _____

(Remainder of page intentionally left blank)

CUSTODIAL OWNERSHIP

(Check which applies)

_____**Traditional IRA** - Owner and custodian signatures required.

_____**Roth IRA** — Owner and custodian signatures required.

_____**Simplified Employee Pension/Trust (SEP)** — Owner and custodian signatures required.

_____**KEOGH** — Owner and custodian signatures required.

_____**Other**

Owner and custodian signatures required.

_____
Signature

Custodian Information (To be completed by custodian)

Name of Custodian: _____

Mailing Address:
_____
(Address)
_____
(City)
_____
(State)   (Zip Code)

Custodian Tax ID Number: _____

Custodian Tax Account Number: _____

Custodian Phone Number: _____

SIGNATURE AND SUBSCRIBER INFORMATION PAGE
**IF PURCHASE IS AN EMPLOYEE BENEFIT PLAN, INDIVIDUAL RETIREMENT ACCOUNT,
KEOGH PLAN, OR OTHER ENTITY**

Total Membership Interests Subscribed: $_____

Total Dollar Amount: $_____

Executed at: _____, _____

This _____ day of _____, 20_____

Name of Entity: _____
                     (Please Print)

_____
(Signature of Authorized Agent)

_____
(Title)

Taxpayer Identification Number: _____

Address of Principal Offices:

_____
(Address)

_____
(City)

_____
(State)   (Zip Code)

Mailing Address:

_____
(Address)

_____
(City)

_____
(State)   (Zip Code)

Attention: _____

<h1 style="text-align:center">SUITABILITY STATEMENTS
FOR EXECUTION BY INVESTORS WHO ARE INDIVIDUALS</h1>

All Purchasers of the securities must complete this suitability statement form. This includes primary purchasers, authorized representatives of purchasers, and prospective joint owners

The truth, correctness and completeness of the following information supplied by you is warranted pursuant to the above:

Printed Name of Purchaser: _____

MARK TRUE OR FALSE OR COMPLETE, AS APPROPRIATE

Disclosure of Status as "Accredited Investor" under Regulation D

        True   **False**

1. ____ ____ You are a natural person (individual) whose own net worth, taken together with the net worth of your spouse, exceeds $1,000,000. Net worth for this purpose means total assets (including personal property and other assets) in excess of total liabilities EXCLUDING your primary residence.

Except as provided in paragraph (2) of this section, for purposes of calculating net worth under this paragraph:

      (i) The person's primary residence shall not be included as an asset;

      (ii) Indebtedness that is secured by the person's primary residence, up to the estimated fair market value of the primary residence at the time of the sale of securities, shall not be included as a liability (except that if the amount of such indebtedness outstanding at the time of the sale of securities exceeds the amount outstanding 60 days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess shall be included as a liability); and

      (iii) Indebtedness that is secured by the person's primary residence in excess of the estimated fair market value of the primary residence at the time of the sale of securities shall be included as a liability

2. ____ ____ You are a natural person (individual) who had an individual income in excess of $200,000 in each of the two previous years, or joint income with your spouse in excess of $300,000 in each of those years, and who reasonably expects to reach the same income level in the current year.

3. ____ ____ You are a director, executive officer, or Manager of the Company or a director, executive officer of the   Manager of the Company.

4. ____ ____ You have such knowledge and experience in financial and business matters that you are capable of evaluating the merits and risks of investing in the Membership Interests.

Disclosure of Foreign Citizenship

        True   **False**

1. ____ ____ You are a citizen of a country other than the United States.
If the answer to the preceding question is true, specify on the line below the country of which you are a citizen.


SUITABILITY STATEMENTS
FOR EXECUTION BY INVESTORS WHO ARE ENTITIES


Printed Name of Purchaser Entity:

_____

Printed Name of Authorized Representative:

_____

MARK TRUE OR FALSE OR COMPLETE, AS APPROPRIATE

Disclosure of Status as "Accredited Investor" under Regulation D

      True   **False**

1.   ____   ____   You are either :

        (i) a bank, or any savings and loan association or other institution acting in its individual or fiduciary capacity;
        (ii) a broker dealer;
        (iii) an insurance company;
        (iv) an investment company or a business development company under the Investment Company Act of 1940;
        (v) a Small Business Investment Company licensed by the U.S. Small Business Administration; or
        (vi) an employee benefit plan whose investment decision is being made by a plan fiduciary, which is either a bank, savings and loan association, insurance company or registered investment adviser, or an employee benefit plan whose total assets are in excess of $5,000,000 or a self-directed employee benefit plan whose investment decisions are made solely by persons that are accredited investors.

2.   ____   ____   You are a private business development company as defined under the Investment Advisers Act of 1940.

3.   ____   ____   You are either:

        (i) an organization described in Section 501(c)(3) of the Internal Revenue Code;
        (ii) a corporation;
        (iii) a Massachusetts or similar business trust; or
        (iv) a partnership, in each case not formed for the specific purpose of acquiring the securities offered and in each case with total assets in excess of $5,000,000.

      True   **False**

4.   ____   ____   You are an entity as to which all the equity owners are accredited investors.

5.   ____   ____   You are a trust, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000 and whose purchase is directed by a sophisticated person.

6.   ____   ____   You (i) were not formed, and (ii) are not being utilized, primarily for the purpose of making an investment in the Company (and investment in this Company does not exceed 40% of the aggregate capital committed to you by your partners, shareholders or others).

7. ____ ____ You are, or are acting on behalf of, (i) an employee benefit plan within the meaning of Section 3(3) of ERISA, whether or not-such plan is subject to ERISA; or (ii) an entity which is deemed to hold the assets of any such employee benefit plan pursuant to 29 C.F.R. § 2510.3-101. For example, a plan that is maintained by a foreign corporation, governmental entity or church, a Keogh plan covering no common-law employees and an individual retirement account are employee benefit plans within the meaning of Section 3(3) of ERISA but generally are not subject to ERISA.

8. ____ ____ You are, or are acting on behalf of, such an employee benefit plan, or are an entity deemed to hold the assets of any such plan or plans (i.e., you are subject to ERISA).

9. ____ ____ You are a U.S. pension trust or governmental plan qualified under Section 401(a) of the Code or a U.S. tax-exempt organization qualified under Section 501(c)(3) of the Code.

10. ____ ____ You rely on the "private investment company" exclusion provided by Section 3(c)(1) or 3(c)(7) of the Investment Company Act of 1940 to avoid registration and regulation under such Act.

Disclosure of Foreign Citizenship

True **False**

1. ____ ____ You are an entity organized under the laws of a jurisdiction other than those of the United States or any state, territory or possession of the United States (a "Foreign Entity").

2. ____ ____ You are a government other than the government of the United States or of any state, territory or possession of the United States (a "Foreign Government").

3. ____ ____ You are a corporation of which, in the aggregate, more than one-fourth of the capital stock is owned of record or voted by Foreign Citizens, Foreign Entities, Foreign Corporations (as defined below) or Foreign Company (as defined below) (a "Foreign Corporation").

4. ____ ____ You are a general or limited partnership of which any general or limited partner is a Foreign Citizen, Foreign Entity, Foreign Government, Foreign Corporation or Foreign Company (as defined below) (a "Foreign Company").

5. ____ ____ You are a representative of, or entity controlled by, any of the entities listed in items 1 through 4 above.

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EXHIBIT A TO SUBSCRIPTION AGREEMENT
FOR COMPLETION BY PURCHASERS THAT ARE ENTITIES ONLY

CERTIFICATE TO BE GIVEN BY ANY PURCHASER THAT IS A PARTNERSHIP OR LIMITED LIABILITY COMPANY

CERTIFICATE OF ____ (the "Partnership")
(Name of Company)

The undersigned, constituting all of the partners/members of the Partnership that must consent to the proposed investment by the Partnership hereby certify as follows:

1. That the Partnership commenced business on and was established under the laws of the State of ________________________ on ______________________ and is governed by a Partnership/Operating Agreement.

2. That, as the partners/members of the Partnership, we have the authority to determine, and have determined, (i) that the investment in, and the purchase of an interest in Flyover Film Studios, LLC is of benefit to the Partnership, and (ii) to make such investment on behalf of the Partnership.

3. That _________________________ *(name of signatory)* is authorized to execute all necessary documents in connection with our investment in Flyover Film Studios, LLC

IN WITNESS WHEREOF, we have executed this certificate as the partners of the Partnership effective as of ____________________, 20_________, and declare that it is truthful and correct.

____
(Name of Partnership)

Signature:____

Name: ____

Title: ____

EXHIBIT B TO SUBSCRIPTION AGREEMENT
FOR COMPLETION BY PURCHASERS THAT ARE ENTITIES ONLY

CERTIFICATE TO BE GIVEN BY ANY PURCHASER THAT IS A TRUST

CERTIFICATE OF ____ (the "Trust")
(Name of Trust)

The undersigned, constituting all of the trustees of the Trust, hereby certify as follows:

1. That the Trust was established pursuant to a Trust Agreement dated _________________, ________ (the "Agreement").

2. That, as the trustee(s) of the Trust, we have determined that the investment in, and the purchase of, Membership Interests in Flyover Film Studios, LLC is of benefit to the Trust and have determined to make such investment on behalf of the Trust.

3. That __________________________________ is authorized to execute, on behalf of the Trust, any and all documents in connection with the Trust's investment in Flyover Film Studios, LLC.

IN WITNESS THEREOF, we have executed this certificate as the trustee(s) of the Trust this ____________day of _________________, 20_________, and declare that it is truthful and correct.

Signature:____

Name of Trust: ____

Trustee Name:____

Trustee Signature:____

EXHIBIT C TO SUBSCRIPTION AGREEMENT
FOR COMPLETION BY PURCHASERS THAT ARE ENTITIES ONLY

CERTIFICATE TO BE GIVEN BY ANY PURCHASE THAT IS A CORPORATION

CERTIFICATE OF ____ (the "Corporation")
(Name of Corporation)

The undersigned, being the duly authorized agent of the Corporation, hereby certifies as follows:

1. That the Corporation commenced business on and was incorporated under the laws of the State of __________.

2. That the Board of Directors of the Corporation has determined, or appropriate officers under authority of the Board of Directors have determined, that the investment in, and purchase of, the Membership Interests in Flyover Film Studios, LLC is of benefit to the Corporation and has determined to make such investment on behalf of the Corporation. Attached hereto is a true, correct and complete copy of resolutions of the Board of Directors (or an appropriate committee thereof) of the Corporation duly authorizing this investment, and said resolutions have not been revoked, rescinded or modified and remain in full force and effect.

3. That the following named individuals are duly elected officers of the Corporation, who hold the offices set opposite their respective names and who are duly authorized to execute any and all documents in connection with the Corporation's investment in Flyover Film Studios, LLC and that the signatures written opposite their names and titles are their correct and genuine signatures.

Name __________________________________

Title ___________________________________

Signature________________________________

EXHIBIT C: ARTICLES OF ORGANIZATION

Form **LLC-5.5**	**Illinois** **Limited Liability Company Act** **Articles of Organization**	**FILE # 13648603**
Secretary of State Alexi Giannoulias Department of Business Services Limited Liability Division www.ilsos.gov	**Filing Fee:** $150 **Approved By:** <u>PJW</u>	**FILED** **AUG 23 2023** **Alexi Giannoulias** **Secretary of State**

1. Limited Liability Company Name: <u>FLYOVER FILM STUDIOS, LLC</u>

2. Address of Principal Place of Business where records of the company will be kept:
    713 GALAXY DR.

    RANTOUL, IL 61866

3. The Limited Liability Company has one or more members on the filing date.

4. Registered Agent's Name and Registered Office Address:

    JENNIFER SHELBY
    2105 BRISTOL RD
    CHAMPAIGN, IL 61821-6634

5. Purpose for which the Limited Liability Company is organized:
    "The transaction of any or all lawful business for which Limited Liability Companies may be organized under this Act."

6. The LLC is to have perpetual existence.

7. Name and business addresses of all the managers and any member having the authority of manager:

    SHELBY, JENNIFER
    2105 BRISTOL RD.
    CHAMPAIGN, IL 61821

    SHARP, SARAH
    1407 W. WILLIAM ST.
    CHAMPAIGN, IL 61821

    HAYS, BRETT
    11503 PLATTNER DR.
    MOKENA, IL 60448

8. **Name and Address of Organizer**
    I affirm, under penalties of perjury, having authority to sign hereto, that these Articles of Organization are to the best of my knowledge and belief, true, correct and complete.

    Dated: AUGUST 23, 2023   JENNIFER SHELBY
    2105 BRISTOL RD.
    CHAMPAIGN, IL 61821

This document was generated electronically at www.ilsos.gov

EXHIBIT D: OPERATING AGREEMENT


OPERATING AGREEMENT
OF
FLYOVER FILM STUDIOS, LLC

An Illinois Limited Liability Company


This OPERATING AGREEMENT OF Flyover Film Studios, LLC ("Operating Agreement"), dated as of August 23, 2023, is (a) adopted by the Managers (as defined below) and (b) executed and agreed to by all the Members (as defined below).

ARTICLE 1. DEFINITIONS

"**Act**" means the Illinois Limited Liability Company Act and any successor statute, as amended from time to time.

"**Adjusted Capital Account Deficit**" means the Capital Account maintained for each Member as of the end of each fiscal year of the Company after giving effect to the following adjustments:

(a) Increased by any amounts which the Member is obligated to restore under the standards set forth in Treas. Reg. § 1.704-1(b)(2)(ii)(c) or is deemed obligated to restore under Treas. Reg. § 1.704-2(g)(1) (relating to partnership gains) and Treas. Reg. § 1.704-2(i)(5) (relating to partnership nonrecourse debt minimum gain); and

(b) Decreased by:

    (i) All losses and deductions that, as of the end of the applicable fiscal year, are reasonably expected to be allocated to the Member in years subsequent to the applicable fiscal year under Code §§ 704(e)(2) and 706(d) and under Treas. Reg. § 1.751-1(b)(1)(ii); and

    (ii) Distributions that are reasonably expected to be made to the applicable Member to the extent that such distributions exceed offsetting increases in the applicable Member's Capital Account that are reasonably expected to occur during *(or prior to)* the year in which such distributions are reasonably expected to be made.

Notwithstanding anything to the contrary contained herein, an Adjusted Capital Account Deficit shall be determined in accordance with Treas. Reg. § 1.704-1(b)(2)(ii)(d).

"**Adjusted Capital Contribution**" means, as of any day, a Member's Capital Contribution adjusted as follows:

(a) Increased by the amount of any Company liabilities which, in connection with distributions pursuant to ¶¶ 4.07 and 11.03, are assumed by such Member or are secured by any Company Property distributed to such Member; and

1

(b) Reduced by the amount of cash and the fair market value (as determined by the Managers) of any Company Property distributed to such Member pursuant to ¶¶ 4.07 and 11.03 and the amount of any liabilities of such Member assumed by the Company or which are secured by any Property contributed by such Member to the Company.

(c) In the event any Person transfers all or any portion of his Interest, the transferee shall succeed to the Adjusted Capital Contribution of the transferor to the extent it relates to the transferred Interest.

"**Affiliate**" of another Person means: (a) any entity or individual that directly or indirectly controls or holds the power to vote 10% or more of the outstanding voting securities of the Person in question; (b) any Person 10% or more of whose voting securities are directly or indirectly owned, controlled or held with power to vote, by such other Person; (c) any Person directly or indirectly controlling, controlled by, or under common control with such other Person; (d) any officer, director or partner of such other Person; and (e) if such other Person is an officer, director or partner, any company for which such Person acts in any such capacity.

"**Agreed Value**" of any Contributed Property means the fair market value of the property at the time of contribution as determined by the Managers and the contributing Member; *provided, however,* that the Agreed Value of any Property deemed contributed to the Company for federal income tax purposes upon termination and reconstitution thereof pursuant to Code § 708 shall be determined in accordance with ¶ 3.06. Subject to ¶ 3.06, in the event that more than a single item of Property is contributed to the Company in a single or integrated transaction, the Managers shall use such method as they deem reasonable and appropriate to allocate the aggregate Agreed Value of Contributed Properties among each separate property in proportion to the respective fair market value of each such Property.

"**Articles of Organization**" or "**Articles**" means the Articles of Organization for the Company in accordance with the Act.

"**Bankruptcy**" means, with respect to any member, (i) an assignment for the benefit of creditors; (ii) a voluntary petition in bankruptcy; (iii) adjudication as a bankrupt or insolvent; (iv) the filing of a petition or answer seeking any reorganization, arrangement, composition, readjustment, liquidation or similar relief under any statute, regulation or law; (v) the filing of an answer or other pleading admitting or failing to contest the material allegations of a petition filed against the Member in any proceeding of this nature; or (vi) seeking, consenting to, or acquiescing in the appointment of a trustee, receiver, or liquidator of such Member's properties or of all or any substantial part of the Member's properties.

"**Book-Tax Disparity**" shall mean with respect to any item of Contributed Property or Revalued Property, as of the date of any determination, the difference between the Carrying Value of such Contributed Property or Revalued Property and the adjusted basis thereof for federal income tax purposes as of such date. A Member's share of the Company's Book-Tax Disparities in all of its Contributed Property and Revalued Property will be reflected by the difference between such Member's Capital Account balance, as maintained pursuant to Article 3, and the balance of such Member's Capital Account computed as if it had been maintained strictly in accordance with federal income tax accounting principles.

"**Capital Contributions**" means the total amount of capital contributed by a Member to the Company, as determined from time to time, which shall include cash contributions, labor contributions, and the Net Agreed Value of any Contributed Property.

"**Carrying Value**" means:

(a) With respect to a Contributed Property, the Agreed Value of such Property reduced (but not below zero) by all depreciation, depletion (computed as a separate item of deduction), amortization and cost recovery deductions charged to the Members' Capital Accounts;

(b) With respect to a Revalued Property, the fair market value of such Property at the time of revaluation, as determined by the Managers in accordance with ¶ 3.07 hereof, reduced (but not below zero) by all depreciation, depletion, amortization and cost recovery deductions charged to the Members' Capital Accounts; and

(c) With respect to any other Company Property, the adjusted basis of such Property for federal income tax purposes, all as of the time of determination.

The Carrying Value of any Property shall be adjusted from time to time in accordance with ¶ 3.07(a) and (b) hereof.

"**Class A Common Interest**" shall mean a Membership Interest that entitles the holder thereof to both an Economic Interest and a Management Interest.

"**Class B Preferred Interest**" shall mean a Membership Interest that entitles the holder thereof to a Preferred Economic Interest but not a Management Interest.

"**Code**" means the Internal Revenue Code of 1986 and any successor statute, as amended from time to time.

"**Common Members**" means those Persons owning the Class A Common Interests.

"**Common Unit**" means a Class A Common Interest representing a contribution of services, labor, and intellectual property in management of to the Company.

"**Company**" means Flyover Film Studios, LLC, an Illinois limited liability company.

"**Company Minimum Gain**" means, for any taxable year, the aggregate Minimum Gain attributable to all Nonrecourse Liabilities as of the end of such taxable year.

"**Company Property**" or "**Property**" means all properties, assets and rights of any type owned by the

Company.

"**Contributed Property**" means any property contributed to the Company at any time or from time to time *(or deemed contributed to the Company upon a termination and reconstitution thereof under* Code § 708*)*. Once the Carrying Value of Contributed Property has been adjusted pursuant to ¶ 3.07 hereof, such property shall be deemed Revalued Property and shall no longer be deemed Contributed Property.

"**Cumulative Preferred Distribution**" means the excess, if any, of (i) a sum equivalent to 6% per annum, cumulative but not compounded (prorated for any partial year), of the aggregate Adjusted Capital Contributions of all of the Preferred Members, from time to time, over (ii) the sum of the cumulative total distributions made to the Preferred Members (other than distributions pursuant to ¶ 4.07(b) from the first date each such Preferred Interest is issued and outstanding to the end of the calendar month preceding the month during which such distribution is made.

"**Majority Interest**" means one or more Common Members holding more than 50% of the Common Units.

"**Manager**" means a Person holding a Class A Common Interest and named in this Operating Agreement, or who has been elected to such position by the majority of Class A Common Members, but does not include any Person who has ceased to be a Member of the Company.

"**Member**" means each Person who acquires a Membership Interest pursuant to this Operating Agreement and each Person hereafter admitted to the Company as a Member as provided in this Operating Agreement.

"**Member Minimum Gain**" means with respect to each Member Nonrecourse Debt, the gain at any given time which would be realized by the Members if the Company disposed of the property encumbered by or otherwise subject to such Member Nonrecourse Debt for no consideration other than the full satisfaction of such Member Nonrecourse Debt. If the applicable property is subject to more than one liability, only that portion of the property's adjusted tax basis which is allocated to the applicable Member Nonrecourse Debt under the immediately succeeding sentence shall be used to compute Member Minimum Gain. The adjusted basis of Company Property subject to two or more liabilities of equal priority shall be allocated among such liabilities in proportion to their outstanding balances, and the adjusted basis of Company Property subject to two or more liabilities of unequal priority shall be allocated to the liabilities of subordinate priority only to the extent of the excess, if any, of the adjusted basis of such Property over the aggregate outstanding balance of all liabilities of superior priority. The priorities of any liability or any group of liabilities shall be determined by reference to all applicable facts and circumstances including, without limitation, all agreements by and between applicable creditors and all applicable corporate, commercial, bankruptcy and other laws. If a Book-Tax Disparity exists with respect to any Company Property, Member Minimum Gain shall be determined by using the Carrying Value instead of the adjusted tax basis of such property.

"**Member Nonrecourse Debt**" means any Nonrecourse Liability to the extent a Member or a person who is related (as defined in Reg § 1.752-1(a)(3)) to a Member bears the economic risk of loss, as determined under Reg § 1.752-2, with respect to such liability. In the event that any Member (or a person related to any Member within the meaning of Reg § 1.752-1(a)(3)) bears the economic risk of loss for less than all of the outstanding balance of the Nonrecourse Liability, such Nonrecourse Liability shall be bifurcated in accordance with the principles of Reg § 1.752-2, and shall be treated as a Nonrecourse Liability to the extent that no Member *(or related party)* bears the economic risk of a loss, and as a Member Nonrecourse Debt to the extent that the applicable Member *(or related party)* bears the economic risk of loss. Notwithstanding anything to the contrary contained herein, Member Nonrecourse Debt shall be determined in accordance with Reg § 1.704-2 as the same may be modified or supplemented from time to time.

"**Member Nonrecourse Debt Deduction**" means items of the Company's deductions, losses, and Code § 705(a)(2)(B) expenditures (in each case computed based upon the Carrying Values of all Company assets if a Book-Tax Disparity exists with respect to such property) equal to the net increase, if any, in the amount of the aggregate Member Minimum Gain during any Company tax year ("Available Member Nonrecourse Debt Deductions"). If the net increase in the amount of Member Minimum Gain during any taxable year exceeds the Available Member Nonrecourse Debt Deductions, then the excess shall be carried over and treated as Member Minimum Gain of the applicable Member for the immediately succeeding taxable year and all taxable years thereafter until the cumulative Member Nonrecourse Debt Deductions for the applicable Member shall be equal to the sum of all net increases in Member Minimum Gain of the applicable Member for all Company years ending after the date of this Operating Agreement. Generally, Member Nonrecourse Debt Deductions of the Company for a year will consist first of depreciation or cost recovery deductions with respect to property of the Company giving rise to the increase in Member Minimum Gain to the extent of such increase with any excess made up pro rata of all other items of deductions.

"**Membership Interest**" or "**Interest**" means the membership interest or interest of a Member in the Company, including the right to any and all benefits to which such Member may be entitled in accordance with this Operating Agreement, and the obligations as provided in this Operating Agreement and the Act. Membership Interests shall include the Preferred Interests and the Common Interests.

"**Minimum Gain**" means, with respect to each Nonrecourse Liability of the Company, the gain (regardless of character) that would be realized by the Company if it disposed of the property encumbered by or subject to such Nonrecourse Liability for no consideration other than the full satisfaction of the Nonrecourse Liability. If property is subject to more than one liability, only that portion of the property's adjusted tax basis which is allocated to a Nonrecourse Liability under the immediately succeeding sentence shall be used to compute Minimum Gain. The adjusted basis of Company Property subject to two or more liabilities of equal priority shall be allocated among such liabilities in proportion to their outstanding balances, and the adjusted basis of Company Property subject to liabilities of unequal priority shall be allocated to the liabilities of subordinate priority only to the extent of the excess, if any, of the adjusted basis of such property over the aggregate outstanding balance of all liabilities of superior priority. The relative priorities of any liability or any group of liabilities shall be determined by reference to all applicable facts and circumstances including, without limitation, all agreements by and between applicable creditors and all applicable corporate, commercial, bankruptcy and other laws. If a Book-Tax Disparity exists with respect to any Company Property, the Minimum Gain shall be determined using the Carrying Value instead of the adjusted tax basis of the Property.

"**Net Agreed Value**" means, as follows:

(a) In the case of any Contributed Property, the Agreed Value of such property net of liabilities either assumed by the Company upon such contribution or to which such property is subject when contributed to the Company, as determined in accordance with Code § 752; and

(b) In the case of any property distributed to a Member, the Company's Carrying Value of such property at the time such property is distributed, net of any indebtedness either assumed by such distributee Member upon such distribution or to which such property is subject at the time of distribution determined in accordance with Code § 752.

"**Net Cash from Sale or Refinancing**" means the net cash proceeds from all sales and other dispositions (other than in the ordinary course of business) of Company Property and all refinancings of the First Mortgage, less any portion thereof used to establish reserves, all as determined by the Managers. "Net Cash from Sale or Refinancing" shall include all principal and interest payments with respect to any note or other obligation received by the Company in connection with sales and other dispositions (other than in the ordinary course of business) of Company Property.

"**Net Cash Receipts**" means the gross cash proceeds from the operation of the Company's business less the portion thereof used to establish reserves for or to pay Company expenses, debt payments and capital expenditures. "Net Cash Receipts" shall not include any cash proceeds which constitute Net Cash from Sale or Refinancing, shall not be reduced by depreciation, cost recovery, amortization or similar noncash deductions, and shall be increased by any reduction of reserves previously established by the Managers.

"**Nonrecourse Deductions**" has the meaning set forth in Reg § 1.704-2(b)(1).

"**Nonrecourse Liability**" means a nonrecourse liability as defined in Reg § 1.704-2(b)(3).

"**Operating Agreement**" has the meaning set forth in the introductory paragraph.

"**Person**" means any individual, corporation, trust, partnership, joint venture, limited liability company or other entity.

[Intentionally omitted]

"**Preferred Members**" means those Persons owning Class B Preferred Interests.

"**Preferred Unit**" means a Preferred Interest representing a Capital Contribution of $250 to the Company.

"**Proceeding**" has the meaning given that term in ¶ 8.01.

"**Profits**" and "**Losses**" mean, for each fiscal year, an amount equal to the Company's taxable income or loss for such year, determined in accordance with Code § 703(a) (including all items required to be stated separately) with the following adjustments:

(a) Any income exempt from federal income tax shall be included;

(b) Any expenditures of the Company described in Code § 705(a)(2)(B) (including expenditures treated as such pursuant to Reg § 1.704-1(b)(2)(iv)(i)) shall be subtracted;

(c) In the event any Company Property is revalued pursuant to ¶ 3.07, the amount of such adjustment shall be taken into account in determining gain or loss from the disposition of such Property;

(d) Any items which are specially allocated pursuant to ¶ 4.02 or 4.03 shall not be taken into account in computing Profits or Losses;

(e) Gain or loss resulting from any disposition of Company Property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Carrying Value of the Property disposed of, notwithstanding that the adjusted tax basis of such Property differs from its Carrying Value; and

(f) In the case of Property having a Book-Tax Disparity, in lieu of depreciation, amortization or other cost recovery deductions allowable under the Code ("Tax Depreciation"), there shall be taken into account for each Property a depreciation allowance which bears the same ratio to its initial Agreed Value *(or, with respect to Revalued Property, its initial Carrying Value)* as the Tax Depreciation for such year bears to its beginning adjusted tax basis.

"**Representative**" means the legally appointed guardian of a mentally incapacitated Member, the conservator of a mentally incapacitated Member's assets or the legally appointed and qualified executor or personal representative of the estate of a deceased Member. In the event no such guardian, executor or personal representative is appointed, then the Representative shall mean the spouse of such incapacitated or deceased Member, or if such Member does not have a spouse or the spouse is not then living or is unable or unwilling to act, such Member's then living lineal descendants who are willing and capable of acting, one at a time in descending order of age but in no event younger than 21 years of age or, if none, such Member's then-living lineal ancestors who are willing and capable of acting, one at a time and in ascending order of age.

"**Revalued Property**" shall mean any Property the Carrying Value of which has been adjusted in accordance with ¶ 3.07(a) or (b). If a Revalued Property is deemed distributed by, and recontributed to, the Company for federal income tax purposes upon a termination of the Company pursuant to Code § 708, such Property shall constitute a Contributed Property until the Carrying Value of such Property is subsequently adjusted (if at all) pursuant to ¶ 3.07(a) or (b).

"**Sharing Ratio**" means the proportionate units owned by any Member.

"**Transfer**" means, with respect to an Interest, a sale, assignment, gift or any other disposition, whether voluntary, involuntary or by operation of law.

"**Treasury Regulations**," "Treas. Reg." or "Reg." means the income tax regulations promulgated under the Code as amended from time to time (including corresponding provisions of succeeding regulations).

"**Unrealized Gain**" attributable to any item of Company Property means, as of any date of determination, the excess, if any, of (a) the fair market value of such Property (as determined under ¶ 3.07 hereof) as of such date, over (b) the Carrying Value of such Property as of such date (prior to any adjustment to be made pursuant to ¶ 3.07 as of such date).

"**Unrealized Loss**" attributable to any item of Company Property means, as of any date of determination, the excess, if any, of (a) the Carrying Value of such Property as of such date (prior to any adjustment to be made pursuant to ¶ 3.07 as of such date), over (b) the fair market value of such Property (as determined under ¶ 3.07) as of such date.

"**Unreturned Capital**" means a member's amount of capital contributions (plus preferred returns in the case of Class B Preferred Members) in excess of distributions. Unreturned Capital is intended to receive a priority in the timing of distributions to the extent of any positive balance, at the discretion of the Managers. An excess of distributions over cash contributions will not result in negative Unreturned Capital. Such Unreturned Capital shall only be applicable to Class B Preferred Members.

ARTICLE 2. ORGANIZATION

¶ 2.01. **Formation.** The Company has been organized as an Illinois limited liability company under and pursuant to the Act and the issuance of a certificate of organization for the Company by the Secretary of State of Illinois. The rights and obligations of the Members shall be as set forth in the Act except as this Operating Agreement expressly provides otherwise.

¶ 2.02. **Name.** The name of the Company is "Flyover Film Studios, LLC" and all Company business shall be conducted in that name or such other name the Managers may select from time to time and which is in compliance with all applicable laws.

¶ 2.03. **Registered Office and Registered Agent and Principal Office.** The registered office of the Company required by the Act to be maintained in the State of Illinois shall be the office of the initial registered agent named in the Articles or such other office as the Managers may designate from time to time in the manner provided by law. The registered agent of the Company in the State of Illinois shall be the initial registered agent named in the Articles or such other Person or Persons as the Managers may designate from time to time. The principal office of the Company shall be at such place as the Managers may designate from time to time, and the Company shall maintain records there as required by the Act (and shall keep the street address of such principal office at the registered office of the Company in the State of Illinois).

¶ 2.04. **Purpose.** The purpose of the Company is the transaction of any or all lawful business for which Limited Liability Companies may be organized under the Act.

¶ 2.05. **Foreign Qualification.** The Managers shall not permit the Company to engage in any business outside the State of Illinois unless and until the Company has complied with the requirements necessary to qualify the Company as a foreign limited liability company in the jurisdiction in which the Company shall conduct business.

¶ 2.06. **Term.** The Company commenced on the date of issuance of a certificate of organization and shall continue in existence until the time fixed in the Articles, or such earlier time as may be determined in accordance with the terms of this Operating Agreement.

¶ 2.07. **Recapitalization, Acquisitions, Restructuring and Mergers.** The Company may participate in or be a party to any recapitalization, acquisition, restructuring or merger in accordance with and as allowed by the Act.

¶ 2.08. **Entity Declaration.** The Company shall not be a general partnership, a limited partnership or a joint venture, and no Member shall be considered a partner or joint venturer of or with any other Member, for any purposes other than for federal and state tax purposes, and this Operating Agreement shall not be construed otherwise.

ARTICLE 3. CAPITAL CONTRIBUTIONS AND CAPITAL ACCOUNTS

¶ 3.01. **Preferred Members' Initial Contributions.** The Preferred Members shall make Capital Contributions to the Company in cash in the amount of $250 per unit, at a minimum of 1 Unit per Preferred Member.

¶ 3.02. **Common Members' Contributions.** The Common Members shall make an initial Capital Contribution to the Company in cash, in kind, or in labor in the amount of $250 per unit, at a minimum of 100 Units per Common Member.

(a)   Labor and Expenditure Contribution. Common Members who perform labor for the Company, whether in an employment relationship, independent contractor relationship, or acting as Manager, shall have that labor be valued categorically in the following manner:

   (i) $25 per hour: menial labor, regular meetings of the managers attendance, administrative tasks such as

   (ii)   50$ per hour: Specialized, professional tasks including but not limited to accounting, graphic design, and forklift operation.

   (iii) $100 per hour: Work performed in cases of emergency that occur outside standard business hours.

The above list is exemplary, but not exhaustive. The Mangers may, from time to time, add further categories or amend existing categories in the fee schedule above upon unanimous written consent. Hours worked in each category outlined above, and expenditures personally made by the Common Member for the benefit of the Company as approved by the Managers, shall be recorded by the Common Member performing the work or making the expenditure and submitted to the Common Members every quarter. If 1/4 of the Common Members disapprove of the recorded hours, or dispute any expenditures, the Common Member may resubmit an amended log until approval by 3/4 of the Common Members is obtained.

(b)   Initial Capital Contribution. Any Common Units to be provided to Common Members shall be considered received in the year the Common Units are issued. If a Common Member is to provide labor or expenditures for the initial Capital Contribution, the Common Member shall have until December 31, 2024 to provide the labor or expenditures. If the Common Member fails to provide the labor or expenditures necessary to meet the Initial Contribution, they (1) may provide the remaining capital in cash, (2) may dilute their interests in accordance with ¶ 5.02, or (3) may have their interest adjusted according to whatever the other Common Members determine by unanimous agreement.

(c)   Subsequent Contributions. Common Members may, but are not required, to continue to provide Capital to the Company by (1) performing labor, or (2) paying for expenditures with personal funds for the benefit of the Company as approved by the Managers, without the prior consent of the Members. The Common Member must keep record of the hours worked and expenditures made, and may submit them to the Common Members every calendar quarter. Upon approval of 3/4 of the Common Members, they shall receive the proportional units of the Company at a rate of $250 per Common Unit, unless the value of the Common Units is otherwise determined by the Managers. The Common Units shall be considered issued at the beginning of the calendar quarter in which the Common Member submitted their records.

¶ 3.03. **Subsequent Contributions.** No Member shall be obligated to make any Capital Contributions to the Company other than those agreed to in their respective Subscription Agreements.

¶ 3.04. **Return of Capital Contributions.** Except as expressly provided herein, no Member shall be entitled to the return of any part of its Capital Contributions or to be paid interest in respect of either its Capital Account or its Capital Contributions. An unpaid Capital Contribution is not a liability of the Company or of any Member.

¶ 3.05. **Loans by Members.** Any Member may, but is not obligated to, loan to the Company such sums as the Common Members determine to be appropriate for the conduct of the Company's business, upon the written consent of the Common Members. Any such loans shall be made upon terms and for such maturities as the Common Members determine are commercially reasonable.

¶ 3.06. **Capital Accounts.** A separate Capital Account shall be maintained for each Member in accordance with Reg § 1.704-1(b)(2)(iv). Subject to the requirements of Reg § 1.704-1(b)(2)(iv), each Capital Account:

(a) shall be credited with: (i) all cash contributions of such Member to the Company; (ii) the Net Agreed Value of Contributed Property; (iii) such Member's share of the Company's Profits; (iv) the amount of any liabilities of the Company assumed by such Member (other than liabilities included in the netting process of Subparagraph (b)(ii) below or increases in the Member's share of the Company's liabilities determined in accordance with the provisions of Code § 752); and (v) the amount of any basis increase in Company Property attributable to investment credit recapture allocated to such Member; and

(b) shall be debited for: (i) distributions of cash to such Member; (ii) the Net Agreed Value of Company Property distributed to such Member; (iii) such Member's share of the Company's Losses (including expenditures which can neither be capitalized nor deducted for tax purposes, organization and syndication expenses not subject to amortization, and loss on sale or disposition of Company Property, whether or not disallowed under the rules of Code § 267 or 707, but excluding losses or deductions described in Reg § 1.704-1(b)(4)(i) or (iii)); (iv) the amount of any liabilities of such Member assumed by the Company (other than liabilities already included in the netting process of subparagraph (a)(ii) above or decreases in the Member's share of the Company's liabilities determined in accordance with the provisions of Code § 752); and (v) the amount of any basis decrease in Company Property attributable to investment credit recapture allocated to such Member.

¶ 3.07. **Capital Accounts Upon Sale or Exchange of Membership Interests.** Upon the sale or exchange of an Interest, the following shall apply: (i) if such sale or exchange causes a termination of the Company in accordance with Code § 708(b)(1)(B), the Company's Property shall be deemed to have been distributed to the Members in a liquidation of the Company and to have been recontributed to a new Company, and the Capital Accounts of the Members shall be redetermined in accordance with ¶ 3.08 or (ii) if such sale or exchange does not cause a termination of the Company in accordance with Code § 708(b)(1)(B), the Capital Account of the selling or exchanging Member will be transferred to the transferee on a pro rata basis.

¶ 3.08 **Revaluation of Capital Accounts Upon Occurrence of Certain Events.**

(a) Contributions. In accordance with the provisions of Reg § 1.704-1(b)(2)(iv)(f) if, after the initial capital is contributed pursuant to ¶ 3.01 and ¶ 3.02, money or property in other than a de minimis amount is contributed to the Company in exchange for an Interest, the Capital Accounts of the Members and Carrying Values of all the Company's Property (determined immediately prior to such issuance) shall be adjusted to reflect the Unrealized Gain or Unrealized Loss attributable to each such Company Property as if such Unrealized Gain or Unrealized Loss had been recognized on a sale of each such item of Company Property immediately prior to such issuance and had been allocated to the Members in accordance with Article 4. In determining the Unrealized Gain or Unrealized Loss, the fair market value of Company Property shall be as determined by the Managers.

(b) Distributions. In accordance with the provisions of Reg § 1.704-1(b)(2)(iv)(f), if money or Company Property in other than a de minimis amount is distributed (including any deemed distribution under ¶ 3.06(i)) to a Member in exchange for all or part of an Interest, the Capital Accounts of the Members and the Carrying Values of all the Company's Property (determined immediately prior to such distribution) shall be adjusted to reflect the Unrealized Gain or Unrealized Loss attributable to each item of Company Property as if such Unrealized Gain or Unrealized Loss had been recognized on a sale of each such item of Company Property immediately prior to such distribution and had been allocated to the Members in accordance with Article 4. In determining the Unrealized Gain or Unrealized Loss, the fair market value of the distributed Property shall be as determined by the Managers.

ARTICLE 4. ALLOCATIONS AND DISTRIBUTIONS

¶ 4.01. **Allocation of Profits and Losses**. After giving effect to the allocations set forth in ¶ 4.02, each Member's portion of the Profits and Losses of the Company will be allocated in a manner such that the Capital Account balance of each Member shall be equal to the amount that such Member would be entitled to receive if the Company had sold all of the Company's assets for an amount equal to their Book Values, satisfied all of its liabilities, and distributed the proceeds to the Members in accordance with ¶ 11.03. This is intended to allocate tax profits in the same manner in which Distributions will be received by Members.

¶ 4.02. **Special Allocations.** Items of income, gain, loss and deduction shall be allocated in accordance with the provisions of this ¶ 4.02 without regard to the allocation provisions contained in ¶ 4.01. This ¶ 4.02 is intended to be in compliance with current and future iterations of the Code and associated Regulations. Such allocations shall be in the following order:

(a) Minimum Gain Chargeback. Notwithstanding any other provision of this Article 4, if there is a net decrease in Minimum Gain during any Company fiscal year, each Member shall be specially allocated items of Company income and gain for such year (and, if necessary, subsequent years) in an amount equal to such Member's share of the net decrease in Minimum Gain, determined in accordance with Reg § 1.704-2(g). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with Reg § 1.704-2(f)(6) and (j)(2). This ¶ 4.02(a) is intended to comply with the minimum gain chargeback requirement in Reg § 1.704-2(f) and shall be interpreted consistently therewith.

(b) Member Minimum Gain Chargeback. Notwithstanding any other provision of this Article 4 except ¶ 4.02(a), if there is a net decrease in Member Minimum Gain attributable to a Member Nonrecourse Debt during any Company fiscal year, each Member who has a share of the Member Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Reg § 1.704-2(i)(5), shall be specially allocated items of Company income and gain for such year (and, if necessary, subsequent years) in an amount equal to such Member's share of the net decrease in Member Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Reg § 1.704-2(i)(4). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to the Members pursuant thereto. The items to be so allocated shall be determined in accordance with Reg § 1.704-2(i)(4) and (j)(2). This ¶ 4.02(b) is intended to comply with the minimum gain chargeback requirement in Treas Reg. § 1.704-2(i)(4) and shall be interpreted consistently therewith.

(c) Qualified Income Offset. If any Member's Capital Account is unexpectedly adjusted for, or such Member is unexpectedly allocated or there is unexpectedly distributed to such Member any item described in Reg § 1.704-1(b)(2)(ii)(d)(4)–(6), and such treatment creates or increases a Member's Adjusted Capital Account Deficit, then without regard to the allocation provisions provided in ¶ 4.01, the Company shall allocate to such Member items of Company income and gain (consisting of a pro rata portion of each item of Company income, including gross income, and gain for such year) in an amount and manner sufficient to eliminate such Adjusted Capital Account Deficit as quickly as possible; provided that an allocation pursuant to this ¶ 4.02(c) shall be made only if and to the extent that the Member would have an Adjusted Capital Account Deficit after all other allocations provided for in this Article 4 have been tentatively made as if this ¶ 4.02(c) were not in this Operating Agreement.

(d) Gross Income Allocation. In the event that a Member has a deficit Capital Account at the end of any Company fiscal year which is in excess of the sum of (i) the amount the Member is obligated to restore pursuant to any provision of this Operating Agreement, and (ii) the amount the Member is deemed to be obligated to restore pursuant to Reg § 1.704-2(g) and (i)(5), the Member shall be specially allocated items of Company income and gain in the amount of such excess as quickly as possible, provided that an allocation pursuant to this paragraph shall be made if and to the extent that the Member would have a deficit Capital Account in excess of such sum after all other allocations provided for in this Article 4 have been tentatively made as if this ¶ 4.02(d) were not in this Operating Agreement.

(e) Nonrecourse Deductions. Nonrecourse Deductions, if any, for any fiscal year shall be allocated to the Preferred Members and the Common Members in accordance with the Sharing Ratio.

(f) Member Nonrecourse Debt Deductions. Any Member Nonrecourse Debt Deductions for any fiscal year shall be allocated to the Member who bears the risk of loss with respect to the liability to which such Member Nonrecourse Debt Deductions are attributable in accordance with Reg § 1.704-2(i).

¶ 4.03. **Curative Allocations.** The allocations set forth in ¶ 4.02 ("Regulatory Allocations") are intended to comply with certain requirements of Reg § 1.704-1(b). Notwithstanding any other provision of Article 4 (other than the Regulatory Allocations), the Regulatory Allocations shall be taken into account in allocating other profits, losses and items of income, gain, loss and deduction among the Members so that, to the extent possible, the net amount of such allocations of other profits, losses and other items and the Regulatory Allocations to each Member shall be equal to the amount that would have been allocated if the Regulatory Allocations had not occurred.

¶ 4.04. **Code Section 704(c) Allocations.** In accordance with Code § 704(c), income, gain, loss and deduction concerning any Contributed Property shall, solely for tax purposes, be allocated among the Members to take account of any variation between the adjusted tax basis of such property and the Net Agreed Value of such property upon contribution. If the value of any Company Property is adjusted under ¶ 3.07 of this Operating Agreement, subsequent allocations of income, gain, loss and deduction with respect to such asset shall take account of any variation between the adjusted tax basis of such asset for federal income tax purposes and its Carrying Value in the same manner as under Code § 704(c). Allocations under this ¶ 4.04 are solely for purposes of federal income taxes and shall not affect or be taken into account in computing any Member's Capital Account.

¶ 4.05. **Other Allocation Rules.**

(a) In the event Members are admitted to the Company on different dates, the Profits or Losses allocated to the Members for each such fiscal year during which Members are so admitted shall be allocated among the Members in proportion to the number and class of Interests each holds from time to time during such fiscal year in accordance with Code § 706, using any convention permitted by law and selected by the Managers.

(b) Solely for purposes of determining a Member's proportionate share of the Company's "excess nonrecourse liabilities" within the meaning of Reg § 1.752-3(a)(3), and solely for such purpose, the Member's Sharing Ratio is specified to be h— applicable Interest.

(c) Except as otherwise provided in this Operating Agreement, all items of Company income, gain, loss, deduction and any other allocations not otherwise provided for shall be divided among the Members in the same proportions as they share Profits or Losses, as the case may be, for the year.

¶ 4.06. **Allocations Concerning Transferred Interests.** Unless the Code requires otherwise, any Profits or Losses allocable to an Interest which has been transferred during any year shall be allocated among the Persons who were holders of such Interest during such year by taking into account their varying interests during such taxable year in accordance with Code § 706(d) and using any convention selected by the Managers.

¶ 4.07. **Non-Liquidating Distributions.** Except upon liquidation as provided for in Article 11, distributions of Distributable Cash or other property shall be distributed, at such times and in such amounts as the Managers shall determine in their discretion. If Distributions are made, they shall be given in the following priority:

(a) First, to the Preferred Members, up to the accrued but unpaid Cumulative Preferred Distribution for the current and all preceding years;

(b) Second, to the Members, in such amounts as would be sufficient to allow the Members to pay any federal state and local income tax liability which such Members may have as a result of the allocations of income pursuant to ¶ 4.01 (a "Tax Distribution"); if elected by the Managers in their sole discretion, the amount of the Tax Distribution made to each Member shall be calculated at 35% of K-1 income to each member, less all distributions made to such Member during the previous 12 months;

(c) Third, to the Preferred Members, up to their Unreturned Capital balance; and

(d) The balance, to the Common Members and the Preferred Members, with 70.00% being distributed to the Common Members, and the remainder to the Preferred Members.

¶ 4.08. **Division Among Members.** All Profits, Losses and distributions to the Preferred Members shall be divided among them in proportion to their Preferred Units and all Profits, Losses and distributions to the Common Members shall be divided among them in proportion to their Common Units.

ARTICLE 5. MEMBERSHIP; DISPOSITIONS OF INTERESTS

¶ 5.01. **Initial Members and Subsequent Parties.** This Operating Agreement is first entered into on August 23, 2023, by and among the Company and the Persons who are Members of the Company on that date. No Person may become a Member of the Company without agreeing to and becoming a signatory of this Agreement and any offer or assignment of a Membership interest is contingent upon the fulfillment of this condition.

¶ 5.02. **Failure of Member to Make Contribution**. Except as stated in ¶ 3.02(b), all Members shall make timely payment to the Company of required Capital Contributions within seven (7) business days of the signing of this Agreement. The failure of any Member to make such a contribution will render him or her in default under this Agreement and may result in his or her proportionate interest in the Company diluted, reduced, or even eliminated, depending on the extent and circumstances of the default.

¶ 5.03. **Representations and Warranties.** Each Member hereby represents and warrants to the Company and to each other Member that: (a) if that Member is a corporation, it is duly organized, validly existing, and in good standing under the law of the state of its incorporation and is duly qualified and in good standing as a foreign corporation in the jurisdiction of its principal place of business (if not incorporated therein); (b) if that Member is a limited liability company, it is duly organized, validly existing, and (if applicable) in good standing under the law of the state of its organization and is duly qualified and (if applicable) in good standing as a foreign limited liability company in the jurisdiction of its principal place of business (if not organized therein); (c) if that Member is a partnership, trust, or other entity, it is duly formed, validly existing, and (if applicable) in good standing under the law of the state of its formation, and if required by law is duly qualified to do business and (if applicable) in good standing in the jurisdiction of its principal place of business (if not formed therein), and the representations and warranties in clauses (a)–(c), as applicable, are true and correct with respect to each partner (other than limited partners), trustee, or other member thereof; (d) the Member has full corporate, limited liability company, partnership, trust, or other applicable power and authority to execute and agree to this Operating Agreement and to perform its obligations hereunder and all necessary actions by the board of directors, shareholders, Managers, members, partners, trustees, beneficiaries, or other Persons necessary for the due authorization, execution, delivery, and performance of this Operating Agreement by that Member have been duly taken; (e) the Member has duly executed and delivered this Operating Agreement; (f) the Member's authorization, execution, delivery, and performance of this Operating Agreement does not conflict with (i) any law, rule or court order applicable to that Member, (ii) that Member's articles of incorporation, bylaws, partnership agreement, operating agreement or articles of organization, or (iii) any other agreement or arrangement to which that Member is a party or by which it is bound; (g) the Member is acquiring its Interest for its own account for investment and not with a view to the resale, distribution or fractionalization thereof; (h) the Member has, alone or together with h— purchaser representative (if any), such knowledge and experience in financial matters that —he is capable of evaluating the relative risks and merits of this investment; (i) the Member has adequate means of providing for h— current needs and personal contingencies and has no need for liquidity in this investment; (j) all documents and records requested by the Member have been delivered or made available to him and the Member's investment decision is based upon h— own investigation and analysis and not the representations or inducements of any Manager or Member; and (k) the Member understands that the Interests have not been, and will not be, registered under the Securities Act of 1933 in reliance upon applicable exemptions from registration.

¶ 5.04. **Restrictions on Transfer of Member Interests.**

(a) A Member shall not have the right to: (i) sell, assign, transfer, pledge, hypothecate, exchange or otherwise transfer for consideration, (collectively, "sell"), or (ii) gift or otherwise transfer for no consideration (whether or not by operation of law, except in the case of bankruptcy), all or any part of his Membership Interest without the written consent of a majority of the Common Members, not including the transferring Member.

The restrictions set forth in this ¶ 5.04 shall not apply to any transfer by a Class B Member of any Class B Membership Interest to such Member's spouse, descendants, stepchildren or the descendants of stepchildren, or living trust for purposes of estate planning or to any other Member or such other Member's spouse, descendants, stepchildren or descendants of stepchildren.

(b) In the event of either the purchase of the Selling Member's interest in the Company by a third party purchaser or the gift of an interest in the Company (including an Economic Interest), and as a condition to recognizing the validity, effectiveness and binding nature of any such sale or gift and substitution of a new Member as against the Company or otherwise, the remaining Members may require the Selling Member or Gifting Member and the proposed purchaser, donee or successor-in-interest, as the case may be, to execute, acknowledge and deliver to the Managers such instruments of transfer, assignment and assumption and such other certificates, representations and documents, and to perform all such other acts which the Managers may deem necessary or desirable to:

(i) constitute such purchaser, donee or successor-in-interest as a Member;

(ii) confirm that the person desiring to acquire an interest or interests in the Company, or to be admitted as a Member, has accepted, assumed and agreed to be subject and bound by all of the terms, obligations and conditions of the Operating Agreement, as the same may have been further amended;

(iii) preserve the Company after the completion of such sale, transfer, assignment, or substitution under the laws of each jurisdiction in which the Company is qualified, organized or does business;

(iv) maintain the status of the Company as a partnership for federal tax purposes; and

(v) assure compliance with any applicable Illinois and federal laws including securities laws and regulations.

¶ 5.05. **Capital Shortfall; Additional Members.**

(a) Definition. For purposes of this Operating Agreement, the term "**Capital Shortfall**" shall mean an amount of additional cash which, in the reasonable judgment of the Managers, is required by the Company for the development, improvement, maintenance and/or operation of the Property or for the payment of the Company's obligations under all contracts and agreements to which it is a party (excluding any liabilities or indebtedness incurred on behalf of the Company as a result of a breach of a Manager's obligations under this Operating Agreement) to the extent not otherwise funded from loans and other Company funds.

(b) Funds Request; Contribution. If the Common Members determine from time to time the existence of a Capital Shortfall, the Common Members shall use their best efforts to arrange for the Company to borrow from third parties on a non-recourse basis all of the required funds on commercially reasonable terms. If, and to the extent that, the Common Members determine in good faith that the required funds cannot be borrowed on reasonable terms, the Common Members may then request that Preferred Members contribute to the Company their respective shares of such Capital Shortfall by providing each Preferred Member with written notice of such request (the "**Funds Request**"). The Funds Request shall set forth the relative rights and preferences of the Interests (the "**Additional Interests**") to be issued in exchange for the additional capital, which rights and preferences shall be determined by the Common Members. Each Preferred Member may, but is not required to, within thirty (30) days after receipt of the Funds Request (the "**Contribution Date**"), contribute to the Company additional capital (the "**Additional**

Capital Contribution") required pursuant to such Capital Shortfall.

In no event shall this Operating Agreement be construed by the parties hereto or by any third party to require that any Member loan or contribute any portion of any Capital Shortfall or make any additional Capital Contribution whatsoever to the Company. If the Preferred Members choose to contribute their respective shares of a Capital Shortfall declared by the Managers, they shall make their contributions in cash to the Company on or before the Contribution Date. If any Preferred Member chooses not to make such contribution, the provisions of ¶ 5.05(c) shall apply to such Capital Shortfall.

(c) Election Not to Contribute. If any Member ("**Non-Contributing Member**") elects not to make an Additional Capital Contribution pursuant to ¶ 5.05(b) on or before the Contribution Date therefor, the Managers shall notify the Members other than the Non-Contributing Member ("**Contributing Members**") of the amount of Additional Interests that remain available and, within ten (10) days thereafter, the Contributing Members may elect to acquire some or all of the Additional Interests in such amounts as the Contributing Members may agree or otherwise in proportion to their respective Sharing Ratio.

(d) Outside Investors. If the Members do not acquire all of the Additional Interests, the Managers shall have the right to offer and sell the remaining Additional Preferred Interests to Persons other than Members in any manner determined by the Managers. Any Person who acquires an Additional Interest shall be admitted to the Company as a Member having substantially the same rights and preferences specified in the Funds Request.

¶ 5.06. **Interests in Member.** A Member that is not a natural person may not cause or permit an ownership interest, direct or indirect, in itself to be disposed of if, after the disposition the Company would be considered to have terminated within the meaning of Code § 708. On any Member's breach of the provisions of this ¶ 5.06, the Company shall have the option to buy, and on exercise of that option the breaching Member shall sell, the breaching Member's Membership Interest. The breaching Member shall deliver documents satisfactory to the Company conveying h— Membership Interest free and clear of all liens, claims and encumbrances, any of which may be paid out of the purchase price, with the remainder, if any, paid to the breaching Member. If the purchase price is insufficient to satisfy any such liens, the breaching Member shall discharge the balance.

¶ 5.07. **Information.**

(a) In addition to the other rights specifically set forth in this Operating Agreement, each Member is entitled to all information to which that Member is entitled to have access pursuant to the Act under the circumstances and subject to the conditions therein stated.

(b) The Members acknowledge that, from time to time, they may receive information from or regarding the Company in the nature of trade secrets or that otherwise is confidential, the release of which may be damaging to the Company or Persons with which it does business. Each Member shall hold in strict confidence any information it receives regarding the Company that is identified as being confidential (and if that information is provided in writing, that is so marked) and may not disclose it to any Person other than another Member, except for disclosures: (i) compelled by law (but the Member must notify the Managers promptly of any request for that information, before disclosing it if practicable); (ii) to advisers or representatives of the Member or Persons to which that Member's Membership Interest may be transferred as permitted by this Operating Agreement, but only if the recipients have agreed to be bound by the provisions of this ¶ 5.06(b); or (iii) of information that Member also has received from a source independent of the Company that the Member reasonably believes obtained that information without breach of any obligation of confidentiality. The Members acknowledge that breach of the provisions of this ¶ 5.06(b) may cause irreparable injury to the Company for which monetary damages are inadequate, difficult to compute, or both. Accordingly, the Members agree that the provisions of this ¶ 5.06(b) may be enforced by specific performance without posting bond.

¶ 5.08. **Liability to Third Parties.** No Member shall, by virtue of h— status as a Member or h— ownership of an Interest, be liable for the debts, obligations or liabilities of the Company, including but not limited to a judgment decree or order of a court.

¶ 5.09. **Lack of Authority.** No Member (other than a Manager or an officer appointed by the Managers) has the authority or power to act for or on behalf of the Company, to do any act that would be binding on the Company, or to incur any expenditures on behalf of the Company.

ARTICLE 6. POWERS AND DUTIES OF MANAGERS

¶ 6.01. **Management of Company.** Except as otherwise specifically provided herein, and in particular ¶ 7.10 of this Operating Agreement, the Managers have the exclusive right to manage the Company's business. Accordingly, except as otherwise specifically limited in this Operating Agreement or under applicable law, the Managers shall: (i) manage the affairs and business of the Company; (ii) exercise the authority and powers granted to the Company; and (iii) otherwise act in all other matters on behalf of the Company. No contract, obligation or liability of any kind or type can be entered into on behalf of the Company by any Member other than an existing Manager of the Company. The Managers shall take all actions which shall be necessary or appropriate to accomplish the Company's purposes in accordance with the terms of this Operating Agreement.

¶ 6.02. **Certain Powers of Managers.** Without limiting the generality of Section 6.01, the Managers shall have power and authority, on behalf of the Company:

(a)   To acquire property from any Person as the Managers may determine, whether or not such Person is directly or indirectly affiliated or connected with any Manager or Member;

(b)   To engage in refinancing, restructuring or payoff of indebtedness totaling less than fifty percent (50%) of the Company's indebtedness which is to occur as part of a single transaction or plan. No debt shall be contracted or liability incurred by or on behalf of the Company except by the Managers, or to the extent permitted under the Act, by agents or employees of the Company expressly authorized to contract such debt or incur such liability by the Managers;

(c)   To purchase liability and other insurance to protect the Company's property and business;

(d)   To hold and own Company real and personal properties in the name of the Company;

(e)   To invest Company funds in time deposits, short-term governmental obligations, commercial paper or other investments;

(f)   [intentionally omitted]

(g)   To execute on behalf of the Company all instruments and documents, including, without limitations, checks; drafts; notes and other negotiable instruments; mortgages or deeds of trust; security agreements; financing statements; documents providing for the acquisition, mortgage or disposition of the Company's property; assignments, bills of sale; leases; and any other instruments or documents necessary to the business of the Company;

(h)   To employ accountants, legal counsel, managing agents or other experts to perform services for the Company;

(i)   To enter into any and all other agreements on behalf of the Company, in such forms as the Managers may approve; and

(j)   To do and perform all other acts as may be necessary or appropriate to the conduct of the Company's business.

Unless authorized to do so by this Operating Agreement or by the Managers of the Company, no attorney-in-fact, employee or other agent of the Company shall have any power or authority to bind the Company in any way, to pledge its credit or to render it liable for any purpose. No Member shall have any power or authority to bind the Company unless the Member has been authorized by the Managers to act as an agent of the Company in accordance with the previous sentence.

¶ 6.03. **Number, Tenure and Qualifications.** The Managers of the Company shall be JENNIFER SHELBY, SARAH SHARP, and BRETT HAYS. Each initial Manager is identified in the Articles and shall hold office until removal, resignation or disqualification pursuant to ¶ 6.11. Managers need not be residents of Illinois. The number of Managers may be increased or decreased from time to time by resolution of the Managers; but no decrease shall have the effect of shortening the term of any incumbent Manager. Any subsequent Managers may be appointed Manager by a majority vote of the Managers.

¶ 6.04. **Regular Meetings.** Regular meetings of the Managers may be held at such times and places as shall be designated from time to time by resolution of the Managers.

¶ 6.05. **Special Meetings.** Special meetings of the Managers may be called by or at the request of any Manager. The person or persons authorized to call the special meeting of the Managers may fix any place as the place for holding the special meeting of the Managers.

¶ 6.06. **Notice.** Notice of any special meeting of the Managers shall be given no fewer than 15 days and no more than 45 days prior to the date of the meeting. Notices shall be delivered in the manner set forth in ¶ 12.02. The attendance of a Manager at any meeting shall constitute a waiver of notice of such meeting, except where a Manager attends a meeting for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Managers need be specified in the notice or waiver of notice of such meeting.

¶ 6.07. **Quorum.** A majority of the number of Managers shall constitute a quorum for transaction of business at any meeting of the Managers, provided that if less than a majority of such number of Managers are present at said meeting, a majority of the Managers present may adjourn the meeting at any time without further notice.

¶ 6.08. **Manner of Acting.** The act of the majority of the Managers present at a meeting at which a quorum is present shall be the act of the Managers, unless the act of a greater number is required by statute, this Operating Agreement or the Articles.

¶ 6.09. **Action Without Meeting.** Unless specifically prohibited by the Articles, any action required to be taken at a meeting of the Managers, or any other action which may be taken at a meeting of the Managers, or of any committee thereof may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all the Managers entitled to vote with respect to the subject matter thereof, or by all the members of such committee, as the case may be. Any such consent signed by all the Managers or all the members of the committee shall have the same effect as a unanimous vote, and may be stated as such in any document filed with the Secretary of State or with anyone else.

¶ 6.10. **Committees.** The Managers may, by resolution, create one or more committees and appoint Managers to serve on the committee or committees. Each committee shall have two or more members, who serve at the pleasure of the Managers.

Unless the appointment by the Managers requires a greater number, a majority of any committee shall constitute a quorum and a majority of committee members acting at a meeting at which a quorum is present is necessary for committee action. A committee may act by unanimous consent in writing without a meeting. Subject to the provisions of this Operating Agreement or action by the Managers, the committee by majority vote of its members shall determine the time and place of meetings and the notice required therefor.

To the extent specified by the Managers or in the Articles, each committee may exercise the authority of the Managers; provided, however, a committee may not:

(a) authorize distributions;

(b) approve or recommend to Members any act required to be approved by Members;

(c) fill vacancies of Managers or on any of its committees;

(d) adopt, amend or repeal the Operating Agreement;

(e) approve a plan of merger not requiring Members' approval;

(f) authorize or approve reacquisition of Interests, except according to a general formula or method prescribed by the Managers;

(g) authorize or approve the issuance or sale, or contract for sale, of Interests or determine the designation and relative rights, preferences, and limitations of a series of Interests; or

(h) amend, alter, repeal, or take action inconsistent with any resolution or action of the Managers.

¶ 6.11. **Resignation and Removal of Manager.** A Manager may resign at any time upon written notice to the other Managers *(or, if none, to the Members)*. One or more of the Managers may be removed by the affirmative vote of all the holders of a majority of the Class A Common Units, *provided* that no Manager shall be removed except for fraud, intentional misconduct or gross negligence. A Person shall cease to be a Manager upon h— Bankruptcy, death, permanent disability or mental incompetency.

¶ 6.12. **Telephonic Meetings.** The Managers or any committee of the Managers may participate in and act at any meeting of Managers through the use of a conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other. Participation in such meeting shall constitute attendance and presence in person at the meeting of the person or persons so participating.

¶ 6.13. **Conflicts of Interest.** The Managers need not devote full time to the Company's business, but shall devote such time as they, in their discretion, deem necessary to manage the Company's affairs in an efficient manner. Subject to the other express provisions of this Operating Agreement, each Member and officer of the Company at any time and from time to time may engage in and possess interests in other business ventures of any and every type and description, independently or with others, including ventures in competition with the Company, with no obligation to offer to the Company or any other Member, Manager or officer the right to participate therein. The Company may transact business with any Manager, Member, officer or Affiliate thereof provided the terms of those transactions are no less favorable than those the Company could obtain from unrelated third parties.

¶ 6.14. **Agents.** The Managers may, by resolution, designate one or more individuals as agents of the Company. No agent need be a Manager, Member or resident of Illinois. Each agent shall have the authority and shall perform the duties as designated by the Managers. Vacancies may be filled or new offices created and filled by resolution of the Managers. Any agent elected or appointed by the Managers may be removed by the Managers whenever in their judgment the best interests of the Company would be served; *provided, however,* such removal shall be without prejudice to the contract rights, if any, of the person so removed.

¶ 6.15. **Compensation of Managers**. Except as stated in ¶ 3.02, The Managers shall receive no compensation for their services, as such; however, the Managers shall be entitled to reimbursement of all out-of-pocket expenses incurred on behalf of the Company.

ARTICLE 7. MEETINGS OF MEMBERS

¶ 7.01. **Meetings.** Meetings of the Common Members may be called by 3/4 of the Managers. The meeting shall be held at the principal place of business of the Company or as designated in the notice or waivers of notice of the meeting.

¶ 7.02. **Notice.** Notice of any meeting of the Members shall be given no fewer than 15 days and no more than 45 days prior to the date of the meeting. Notices shall be delivered in the manner set forth in ¶ 12.02 and shall specify the purpose or purposes for which the meeting is called. The attendance of a Member at any meeting shall constitute a waiver of notice of such meeting, except where a Member attends a meeting for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened.

¶ 7.03. **Quorum.** The holders of a majority of the Common Units, present in person or represented by proxy, shall constitute a quorum for transaction of business at any meeting of the Members, provided that if the holders of less than a majority of the Common Units are present at said meeting, the holders of a majority of the Common Units present may adjourn the meeting at any time without further notice.

¶ 7.04. **Manner of Acting.** The act of the holders of a majority of the Common Units present at a meeting at which a quorum is present shall be the act of the Members, unless the act of a greater number (such as a Majority Interest) is required by statute, this Operating Agreement or the Articles.

¶ 7.05. **Action Without Meeting.** Unless specifically prohibited by the Articles, any action required to be taken at a meeting of the Members or any other action which may be taken at a meeting of the Members, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by the holders of Class A Common Units having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which the holders of all of the Common Units, as the case may be, were present and voting.

¶ 7.06. **Telephonic Meetings.** The Members may participate in and act at any meeting of Members through the use of a conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other. Participation in such meeting shall constitute attendance and presence in person at the meeting of the person or persons so participating.

¶ 7.07. **Proxies.** Each Member entitled to vote at a meeting of Members or to express consent or dissent to action in writing without a meeting may authorize another Person or Persons to act for him by proxy. Such proxy shall be deposited at the principal offices of the Company not less than 48 hours before a meeting is held or action is taken, but no proxy shall be valid after eleven months from the date of its execution, unless otherwise provided in the proxy.

¶ 7.08. **Voting Rights.** Class B Preferred Members and Assignees shall not have the right to vote on any matter, nor shall they have any right to participate in the management of the Company.

¶ 7.09. **Voting of Interests.** Each Common Member shall be entitled to one vote upon each matter submitted to a vote of the Common Members thereof.

¶ 7.10 **Actions Requiring Common Member Approval**. The following actions of the Company shall require the affirmative vote of 3/4 of the Common Members:

(a)   The admittance of additional Common Members and their Capital Contribution;

(b)   Any loans and the terms thereof to the Company

(c)   Company expenditures exceeding $5000, but not exceeding $25,000;

(d)   Company expenditures exceeding $25,000, provided that such approval must be made at a recorded meeting of the Members.

ARTICLE 8. INDEMNIFICATION

¶ 8.01. **Right to Indemnification.** Subject to the limitations and conditions provided in this Article 8 and in the Act, each Person ("Indemnified Person") who was or is made a party or is threatened to be made a party to or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative ("Proceeding"), or any appeal in such a Proceeding or any inquiry or investigation that could lead to such a Proceeding, by reason of the fact that —he, or a Person of whom —he is the legal representative, is or was a Manager of the Company or is or was serving as a manager, director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another foreign or domestic limited liability company, corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise that is or was a Manager shall be indemnified by the Company against judgments, penalties (including excise and similar taxes and punitive damages), fines, settlements and reasonable costs and expenses (including, without limitation, attorneys' fees) actually incurred by such Indemnified Person in connection with such Proceeding if such Indemnified Person acted in good faith and in a manner —he reasonably believed to be in, or not opposed to, the best interest of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe h— conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the Indemnified Person did not act in good faith and in a manner which —he reasonably believed to be in or not opposed to the best interests of the Company or, with respect to any criminal action or proceeding, that the Indemnified Person had reasonable cause to believe that h— conduct was unlawful.

¶ 8.02. **Derivative Claims.** Subject to the limitations and conditions provided in this Article 8 and in the Act, the Company shall and does hereby indemnify any Person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action or suit by or in the right of the Company to procure a judgment in its favor by reason of the fact that such Person is or was a Manager of the Company, or is or was serving as a manager, director, officer, employee or agent of another foreign or domestic limited liability company, corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise that is or was a Manager, against expenses (including attorneys' fees) actually and reasonably incurred by such Person in connection with the defense or settlement of such action or suit, if such Person acted in good faith and in a manner —he reasonably believed to be in, or not opposed to, the best interests of the Company, provided that no indemnification shall be made in respect of any claim, issue or matter as to which such Person shall have been adjudged to be liable for negligence or misconduct in the performance of h— duty to the Company unless, and only to the extent that, the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability, but in view of all the circumstances of the case, such Person is fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper.

¶ 8.03. **Success on Merits.** To the extent that a Person has been successful, on the merits or otherwise, in the defense of any action, suit or proceeding referred to in ¶ 8.01 or 8.02, or in defense of any claim, issue or matter therein, such Person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such Person in connection therewith.

¶ 8.04. **Determinations.** Any indemnification under ¶ 8.01 or 8.02 (unless ordered by a court) shall be made by the Company only as authorized in the specific case, upon a determination that indemnification of the Manager, director, officer, employee or agent is proper in the circumstances because —he has met the applicable standard of conduct set forth therein. Such determination shall be made (i) by the holders of a majority of Common Units held by Common Members who were not parties to such Proceeding, or (ii) if such a quorum is not obtainable or, even if obtainable, if the holders of a majority of Common Units held by disinterested Common Members so direct, by independent legal counsel in a written opinion.

¶ 8.05. **Survival.** Indemnification under this Article 8 shall continue as to a Person who has ceased to serve in the capacity which initially entitled such Person to indemnity hereunder. The rights granted pursuant to this Article 8 shall be deemed contract rights, and no amendment, modification or repeal of this Article 8 shall have the effect of limiting or denying any such rights with respect to actions taken or Proceedings arising prior to any such amendment, modification or repeal.

¶ 8.06. **Advance Payment.** The right to indemnification conferred by this Article 8 shall include the right to be paid or reimbursed by the Company for the reasonable expenses incurred in advance of the final disposition of the Proceeding and without any determination as to the Person's ultimate entitlement to indemnification; *provided, however,* that the payment of such expenses incurred in advance of the final disposition of a Proceeding shall be made only upon delivery to the Company of a written affirmation by such Person of h— good faith belief that —he has met the standard of conduct necessary for indemnification under this Article 8 and a written undertaking, by or on behalf of such Person, to repay all amounts so advanced if it shall ultimately be determined that such Person is not entitled to be indemnified under this Article 8 or otherwise.

¶ 8.07. **Indemnification of Employees and Agents.** The Company, by adoption of a resolution of the Managers, may indemnify and advance expenses to an employee or agent of the Company to the same extent and subject to the same conditions under which it may indemnify and advance expenses to Managers under this Article 8; and the Company may indemnify and advance expenses to Persons who are not or were not Managers, employees or agents of the Company but who are or were serving at the request of the Company as a manager, director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another foreign or domestic limited liability company, corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise against any liability asserted against h— and incurred by h— in such a capacity or arising out of h— status as such a Person to the same extent that it may indemnify and advance expenses to Managers under this Article 8.

¶ 8.08. **Appearance as Witness.** Notwithstanding any other provision of this Article 8, the Company may pay or reimburse expenses incurred by a Manager in connection with h— appearance as a witness or other participation in a Proceeding at a time when —he is not a named defendant or respondent in the Proceeding.

¶ 8.09. **Nonexclusivity of Rights.** The right to indemnification and the advancement and payment of expenses conferred by this Article 8 shall not be exclusive of any other right which a Manager or other Person may have or hereafter acquire under any law (common or statutory), provision of the Articles or Operating Agreement, agreements, vote of Members or disinterested Managers or otherwise.

¶ 8.10. **Insurance.** The Company may purchase and maintain insurance, at its expense, to protect itself and any Indemnified Person against any expense, liability or loss, whether or not the Company would have the power to indemnify such Person against such expense, liability or loss under this Article 8.

¶ 8.11. **Member Notification.** To the extent required by law, any indemnification of or advance of expenses to a Manager in accordance with this Article 8 shall be reported in writing to the Members with or before the notice or waiver of notice of the next Members' meeting or with or before the next submission to Members of a consent to action without a meeting and, in any case, within the 12-month period immediately following the date of the indemnification or advance.

¶ 8.12. **Savings Clause.** If ¶ 8.01, 8.02 or any portion thereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless each Manager or any other Indemnified Person as to costs, charges and expenses (including attorneys' fees), judgments, fines and amounts paid in settlement with respect to any action, suit or proceeding, whether civil, criminal, administrative or investigative to the full extent permitted by any applicable portion of this Article 8 that shall not have been invalidated and to the fullest extent permitted by applicable law.

ARTICLE 9. AMENDMENTS

This Operating Agreement may be amended or modified from time to time only by a written instrument adopted by the Common Members and executed and agreed to by unanimous approval; provided, however, that this Operating Agreement may be amended by the Managers without the consent of the Members (a) to correct any errors or omissions, to cure any ambiguity, or to cure any provision that may be inconsistent with any other provision hereof or with any subscription document; and (b) to delete or add or modify any provision required to be so deleted, added or modified by the staff of the Securities and Exchange Commission, any other Federal agency or any state securities or "Blue Sky" commissioner or similar official, when the deletion, addition or modification is for the benefit or protection of any of the Members.

ARTICLE 10. BOOKS, RECORDS, REPORTS AND BANK ACCOUNTS

¶ 10.01. **Maintenance of Books and Records.** The Company shall keep books and records of accounts and shall keep minutes of the proceedings of its Members, its Managers and each committee of the Managers at the registered office of the Company. In addition, the Company shall maintain the following at its registered office:

(a) A current list of the full name and last known business address of each Member, separately identifying the Members in alphabetical order and the Managers in alphabetical order;

(b) A copy of the filed Articles of Organization and all amendments thereto, together with executed copies of any powers of attorney pursuant to which any document has been executed;

(c) Copies of the Company's federal, state and local income tax returns and reports and financial statements, if any, for the three (3) most recent years;

(d) Copies of this Operating Agreement and any amendments thereto; and

(e) Unless contained in this Operating Agreement, the Articles of Organization or in any amendments thereto, a writing setting out:

> (i) The amount of cash and a description and statement of the agreed value of the other property or services contributed by each Member and which each Member has agreed to contribute;

> (ii) The items as to which or events on the happening of which any additional contributions agreed to be made by each Member are to be made;

> (iii) Any right of a Member to receive, or of a Manager to make, distributions which include a return of all or any part of the Member's contribution; and

> (iv) Any events upon the happening of which the Company is to be dissolved and its affairs wound up.

Records kept pursuant to this ¶ 10.01 are subject to inspection and copying at the reasonable request, and at the expense, of any Member or Manager during ordinary business hours.

¶ 10.02. **Reports.** On or before the 90th day following the end of each fiscal year during the term of the Company, the Managers shall cause each Member to be furnished with a federal (and where applicable state) income tax reporting Form K-1 or its equivalent and a financial report for the preceding fiscal year which shall include a balance sheet and a profit and loss statement prepared in accordance with generally accepted accounting principles applied on a consistent basis.

¶ 10.03. **Taxable Year and Accounting Method.** The Company's taxable and fiscal years shall be the calendar year. The Company shall initially use the accrual method of accounting.

¶ 10.04. **Tax Elections.** All elections required or permitted to be made by the Company under the Code shall be made to the discretion of the Managers.

¶ 10.05. **Bank Accounts.** All funds of the Company are to be deposited in the Company's name in such bank accounts or investment accounts as may be designated by the Managers and shall be withdrawn on the signature of any Manager, or such other Person or Persons as the Managers may authorize. The Company's funds may not be commingled with the funds of any Manager or Member.

¶ 10.06. **"Tax Matters Partner."** A majority of the Managers who are Members shall designate one Manager to be the "tax matters partner" of the Company pursuant to Code § 6231(a)(7); or, if there is no Manager that is a Member, the "tax matters partner" shall be a Common Member that is designated as such by a Majority Interest. The Person so designated is authorized to take such actions as are permitted by Code §§ 6221 through 6233.

ARTICLE 11. DISSOLUTION, LIQUIDATION AND TERMINATION

¶ 11.01. **Events of Dissolution.** The Company shall be dissolved and shall commence winding up its affairs upon the first to occur of the following:

(a) The vote of Common Members holding 100% of the Common Units;

(b) Any event which makes it unlawful or impossible to carry on the Company's business;

(c) The sale, disposition or abandonment of all or substantially all of the Company Property; or

(d) The entry of a decree of judicial dissolution under the Act.

The Company shall not be dissolved upon the death, insanity, retirement, resignation, expulsion, dissolution or Bankruptcy of any Member or Manager.

¶ 11.02. **Winding Up.** Upon the dissolution of the Company, the Managers shall wind up the Company's affairs and satisfy the Company's liabilities. The Managers shall liquidate all of the Company Property as quickly as possible consistent with obtaining the full fair market value of said Property. During this period, the Managers shall continue to operate Company Property and all of the provisions of this Operating Agreement shall remain in effect. The Managers shall notify all known creditors and claimants of the dissolution of the Company in accordance with the provisions of the Act.

¶ 11.03. **Final Distribution.** The proceeds from the liquidation of the Company Property shall be distributed as follows:

(a) First, to creditors that are not Members, in order to satisfy Company liabilities, in the order of priority and to the extent permitted by Law, whether by payment or establishment of reserves however, Members who have provided a secured or unsecured loan evidenced by a written promissory note to the Company at the Company's request, or have signed (regardless of initiation) as Individuals contractual obligations providing benefit to the Company in the form of a direct or indirect guarantee (whether of payment or of collection) of any Company obligations shall be considered a creditor in this first category of priority;

(b) Second, to Members and affiliates who are creditors (other than for past due Company Distributions), to satisfy Company liabilities, in the order of priority and to the extent permitted by Law, whether by payment or establishment of reserves;

(c) Third, to the Class B Preferred Members, to the extent of any current and accrued preferred return, and then to the extent of any remaining Unreturned Capital; and

(d) Fourth, to Members in an amount equal to the positive balances in their respective Capital Accounts, determined after reevaluation described in ¶ 3.07, either in cash or in kind, with any property distributed in kind being valued for this purpose at its fair market value (as determined in good faith by the Managers) and deemed to have been sold as of the effective date of dissolution; and

(e) The balance, if any, to the Members, in proportion to the Sharing Ratio, as of the date of such distribution, after giving effect to all contributions, distributions, and allocations for all periods.

¶ 11.04. **Distributions in Kind.** In connection with the termination and liquidation of the Company, the Managers shall attempt to sell all of the Property. To the extent that Property is not sold, each Member will receive a pro rata share of any distribution in kind. Any Property distributed in kind upon liquidation of the Company shall be valued in good faith by the Managers.

¶ 11.05. **No Recourse Against Managers.** The Members shall look solely to the assets of the Company for the return of their investment, and if the Property remaining after the payment or discharge of the debts and liabilities of the Company is insufficient to return such investment, they shall have no recourse against the Managers, any Affiliate of any Manager, or any other Member.

¶ 11.06. **Purchase by Member.** A Member or an Affiliate of a Member may, if —he so desires, purchase an item of Property upon liquidation provided that: (a) the purchase price is at fair market value as determined by an independent appraiser selected by the Managers; and (b) at least 15 days' advance notice of the proposed sale has been given to all other Members.

¶ 11.07. **Deficit Capital Accounts.** Notwithstanding anything to the contrary contained in this Operating Agreement, and notwithstanding any custom or rule of law to the contrary, the deficit, if any, in the Capital Account of any Member upon dissolution of the Company shall not be an asset of the Company and such Member shall not be obligated to contribute such amount to the Company to bring the balance of such Member's capital account to zero.

¶ 11.08. **Articles of Dissolution.** On completion of the distribution of Company assets as provided herein, the Company is terminated, and the Managers *(or such other Person or Persons as the Act may require or permit)* shall file articles of dissolution with the Secretary of State, cancel any other filings made pursuant to ¶ 2.05 and take such other actions as may be necessary to terminate the Company.

ARTICLE 12. GENERAL PROVISIONS

¶ 12.01. **Entire Agreement.** This Operating Agreement embodies the entire understanding among the Members concerning the Company and their relationship as Members and supersedes any and all prior negotiations, understandings or agreements.

¶ 12.02. **Notices.** Managers may satisfy all notices and demands required or permitted under this Operating Agreement by any good-faith and reasonable communication method, including but not limited to: (i) actual delivery of a written notice into the hands of the party entitled to receive it; (ii) by mailing such notice by registered or certified mail, return receipt requested, in which case the notice shall be deemed to be given on the date of its mailing; (iii) by Federal Express or any other overnight carrier, in which case the notice shall be deemed to be given as of the date it is sent, (iv) by electronic mail, where there is reasonable certainty that such email notice originated either from a valid email address, or from the email address registered to a Member account, as the case may be, and may be relied upon as valid and authentic written communication, (v) oral communication in-person, virtually, or by telephone. Any Member may specify a different address, physical or electronic, or phone number, which change shall become effective upon receipt of such notice by the Managers.

¶ 12.03. **Severability.** If any provision of this Operating Agreement or the application of such provision to any Person or circumstance shall be held invalid, the remainder of this Operating Agreement, or the application of such provision to Persons or circumstances other than those as to which it is held invalid, shall not be affected.

¶ 12.04. **Parties Bound.** This Operating Agreement shall be binding upon the Members and their respective successors, assigns, heirs, devisees, legal representatives, executors and administrators.

¶ 12.05. **Applicable Law.** The laws of the State of Illinois shall govern this Operating Agreement, excluding any conflict of laws rules. The Members irrevocably agree that all actions or proceedings in any way, manner or respect, arising out of or from or related to this Operating Agreement shall be litigated only in courts having situs within Champaign County, Illinois. Each Member hereby consents and submits to the jurisdiction of any local, state or federal court located within said county and state and hereby waives any rights it may have to transfer or change the venue of any such litigation. The prevailing party in any litigation in connection with this Operating Agreement shall be entitled to recover from the other party all costs and expenses, including without limitation fees of attorneys and paralegals, incurred by such party in connection with any such litigation. To the extent permitted by applicable law, the provisions of this Operating Agreement shall override the provisions of the Act to the extent of any inconsistency or contradiction between them.

¶ 12.06. **Partition.** Each Member irrevocably waives any right that it may have to maintain any action for partition with respect to Company Property.

¶ 12.07. **Strict Construction.** It is the intent of the Members upon execution hereof that this Operating Agreement shall be deemed to have been prepared by all of the parties to the end that no Member shall be entitled to the benefit of any favorable interpretation or construction of any term or provision hereof under any rule or law.

¶ 12.08. **Headings.** The headings in this Operating Agreement are inserted for convenience and identification only and are in no way intended to describe, interpret, define or limit the scope, extent or intent of this Operating Agreement or any provision.

¶ 12.09. **Counterparts.** This Operating Agreement may be executed in multiple counterparts with separate pages, and each such counterpart shall be considered an original, but all of which together shall constitute one and the same instrument.

¶ 12.10. **Pronouns.** All pronouns shall be deemed to refer to the masculine, feminine or neuter, singular or plural, as the identity of the person or persons may require.

¶ 12.11. **Effect of Waiver or Consent.** A waiver or consent, express or implied, to or of any breach or default by any Person in the performance by that Person of its obligations hereunder or with respect to the

Company is not a consent or waiver to or of any other breach or default in the performance by that Person of the same or any other obligations of that Person. Failure on the part of a Person to complain of any act or to declare any Person in default hereunder, irrespective of how long that failure continues, does not constitute a waiver by that Person of its rights with respect to that default.

¶ 12.12. **Further Assurances.** Each Member shall execute and deliver any additional documents and instruments and perform any additional acts that may be necessary or appropriate to effectuate and perform the provisions of this Operating Agreement and the transactions contemplated herein.

¶ 12.13. **Indemnification for Breach.** To the fullest extent permitted by law, each Member shall indemnify the Company, each Manager and each other Member and hold all of them harmless from and against all losses, costs, liabilities, damages and expenses (including, without limitation, costs of suit and attorneys' fees) they may incur on account of any material breach by that Member of this Operating Agreement.

¶ 12.14. **Disclosure and Waiver of Conflicts.** The Members acknowledge and agree that: (i) the attorney that prepared this Operating Agreement ("Attorney") acted as legal counsel to the Company and not to any of the Members; (ii) the Members have been advised by the Attorney that the interests of the Members are opposed to each other and are opposed to the interests of the Company and, accordingly, the Attorney's representation of the Company may not be in the best interests of the Members; and (iii) each of the Members has been advised by the Attorney to retain separate legal counsel. Notwithstanding the foregoing, the Members: (i) desire the Attorney to represent the Company; (ii) acknowledge that they have been advised to retain separate counsel and have waived their right to do so; and (iii) jointly and severally forever waive any claim that the Attorney's representation of the Company or preparation of this Operating Agreement constitutes a conflict of interest.

IN WITNESS WHEREOF, following adoption of this Operating Agreement by the Members have executed this Operating Agreement as of the date first set forth above.

Jennifer Shelby
Jennifer Shelby (Mar 11, 2024 13:13 CDT)
Jennifer Shelby, Class A Member

Dustin Hoke (Mar 11, 2024 12:23 CDT)
Dustin Hoke, Class A Member

Luke Boyce (Mar 12, 2024 09:23 CDT)
Luke Boyce, Class A Member

Sarah Sharp (Mar 11, 2024 12:03 CDT)
Sarah Sharp, Class A Member

Robert Stern (Mar 13, 2024 12:00 CDT)
Robert Stern, Class A Member

Brett Hays (Mar 11, 2024 12:13 CDT)
Brett Hays, Class A Member